Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CVS CAREMARK CORPORATION,

ULYSSES MERGER SUB, L.L.C.

and

UNIVERSAL AMERICAN CORP.

Dated as of December 30, 2010

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

Page

Exhibits

Exhibit A	Reinsurance Agreement Term Sheet
Exhibit B	PBM Agreement Term Sheet
Exhibit C	Transition Services Agreement Term Sheet

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreements	5.4(b)
Actuarial Firm	5.22(a)
Agent	3.30
Agreement	Preamble
American Progressive	5.18(c)
AmPro Part D Business	5.18(c)
Authorized Control Level Amount	5.20(a)
Balance Sheet Date	3.11(a)
Bid Submission	5.22(a)
Book-Entry Shares	2.1(d)(ii)
Certificate of Merger	1.3
Certificates	2.1(d)(ii)
Closing	1.2
Closing Consideration	2.1(c)(i)
Closing Date	1.2
Closing Date Indebtedness Amount	5.20(a)
Closing Date Indebtedness Certificate	5.20(a)
CMS	3.3(g)
CMS Notice Requirements	3.3(g)
Code	2.2(f)
Common Stock	Recitals
Company	Preamble
Company Adverse Recommendation Change	5.4(c)
Company Benefit Plans	3.15(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Financial Advisor	3.31
Company Intellectual Property	3.19(a)
Company Option	3.6(a)
Company Organizational Documents	3.2
Company Permits	3.21(a)
Company Proxy Statement	3.3(b)
Company SEC Reports	3.9
Company Severance Plan	5.7(d)
Company Shareholders Meeting	3.3(b)
Company Termination Fee	7.6(c)
Computer Software	3.19(e)
Confidentiality Agreement	5.3(b)
Continuation Period	5.7(a)
Converted Performance Share Award	2.3(c)
Converted Restricted Share Award	2.3(b)

v

Term	Section
Covered Persons	5.24(a)
Designated Bond Exchange	5.25(b)
Designated Part D Bonds	5.25(b)
Designation Date	5.25(b)
Effective Time	1.3
ERISA	3.15(a)
Exchange Act	3.3(c)
Exchange Agent	2.2(a)
Exchange Fund	2.2(b)
Excluded Shares	2.1(b)
Exercise Price	2.3(a)
FIN 48	8.18(b)
Fractional Shares Fund	2.2(j)(ii)
GAAP	3.10(a)(ii)
GAAP Statements	3.26
Good Faith Bid	5.22(a)
Governmental Authorizations	3.3
Healthcare Information Laws	3.22(d)
HSR Act	3.3(f)
Insurance Contracts	3.28
Insurance Laws	3.26
Insurance Policies	3.25
Interim Part D Financial Statements	3.10(b)
IRS	8.18(a)
Legal Actions	3.13
Liabilities	3.11
Material Contract	3.14(a)
Maximum Divestiture Amount	5.9(e)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	3.3(e)
New Plans	5.7(g)
Newco	Recitals
Newco Common Stock	Recitals
Newco Exchange Ratio	2.1(c)(i)
Newco Form S-4	3.3(b)
Non-Voting Common Stock	3.6(a)
Novation Agreement	5.18(c)
Novation Effective Date	5.18(c)
NYBCL	1.1
NYLLCA	1.1
Old Plans	5.7(g)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)

Term	Section
Parent Disclosure Letter	IV
Part D Employee	3.15(i)
Part D Employee Performance Share	2.3(c)
Part D Employee Restricted Share	2.3(b)
Part D Entities	III
Part D Insurance Entities	3.26
Part D Option	2.3(a)
Part D Reinsurance Agreement	5.18(c)
Part D Reinsurer	5.18(c)
PBM Agreement	5.18(b)
Performance Share	3.6(a)
Permits	3.21(a)
Post-Signing Returns	8.18(b)
Preferred Stock	3.6(a)
Pre-Split-Off Common Stock Value	2.3(a)
Real Property Leases	3.20(b)
Regulatory Material Adverse Effect	5.9(e)
Reinsurance Agreement	5.18(b)
Required Consents	3.3(h)
Requisite Experience	5.18(e)
Restricted Share	3.6(a)
Retention Pool	5.7(f)
SAP	3.26
SAP Statements	3.26
SEC	3.3(b)
Section 5.23 Matters	5.23(a)
Section 5.23 Persons	5.23(a)
Securities	3.6(b)
Securities Act	3.9
Separation Agreement	Recitals
Series A Preferred Stock	2.1(d)(i)
Series B Preferred Stock	3.6(a)
Shareholder Litigation	5.24(a)
Split-Off	Recitals
Split-Off Agreement Arbitrator	5.18(e)
Split-Off Agreement Date	5.18(e)
Split-Off Consideration	2.1(c)(i)
Split-Off Consideration Value	2.3(a)
Statutory Capital 12/31 Amount	5.20(a)
Statutory Capital Accounting Firm	5.20(d)
Statutory Capital Adjustment Certificate	5.20(a)
Statutory Capital Objections Statement	5.20(c)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1

Term	Section
Tax Matters Agreement	5.18(a)
Termination Date	7.2(a)
Transition Services Agreement	5.18(d)
WARN Act	3.16(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 30, 2010 (this “Agreement”), by and among CVS Caremark Corporation, a Delaware corporation (“Parent”), Ulysses Merger Sub, L.L.C., a New York limited liability company and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Universal American Corp., a New York corporation (the “Company”).

RECITALS

WHEREAS, in addition to its other businesses, the Company, directly and through certain of its Subsidiaries (as defined below) owns and operates the Medicare Part D Business (as defined below);

WHEREAS, the Company and Parent desire to effect Parent’s acquisition of the Company’s Medicare Part D Business through a merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”);

WHEREAS, concurrently with the execution of this Agreement, the Company and Ulysses Spin Corp., a newly-formed Subsidiary of the Company (“Newco”), are entering into a Separation Agreement (the “Separation Agreement”) pursuant to which, upon the terms and subject to the conditions set forth therein, prior to the Effective Time, (i) all of the assets of the Company and its Subsidiaries, other than the assets of the Company and its Subsidiaries primarily related to the Medicare Part D Business, will be transferred to or retained by Newco or one or more Subsidiaries of Newco and (ii) Newco or one or more of Newco’s Subsidiaries will assume the Newco Liabilities (as defined in the Separation Agreement);

WHEREAS, after the Split-Off (as defined below), it is intended that, subject to the terms and conditions set forth in the Separation Agreement, the Company and its Subsidiaries will own only the Medicare Part D Business;

WHEREAS, in order to effect the foregoing, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the holders of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), will, pursuant to the Merger, be entitled to receive, in the aggregate, all of the shares of common stock, par value $0.01 per share, of Newco (“Newco Common Stock”) (the “Split-Off”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and each issued and outstanding share of Common Stock, other than Excluded Shares (as defined below), will be converted into the right to receive (i) shares of Newco Common Stock and (ii) the Per Share Merger Consideration, without interest, as more fully set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) at a meeting thereof duly called and held (a) approved and declared advisable this Agreement, the Merger, the Split-Off and the transactions contemplated by this Agreement and the Split-Off Agreements (as defined below), (b) declared that it is in the best interests of the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the Split-Off on the terms and subject to the conditions set forth in this Agreement and the Split-Off Agreements, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (d) recommended to the shareholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement certain stockholders of the Company are entering into Voting Agreements (the “Voting Agreements”) with Parent; and

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable, and the board of directors of Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1             The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the New York Business Corporation Law (the “NYBCL”) and the New York Limited Liability Company Act (the “NYLLCA”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company and (b) the separate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the NYBCL as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2             Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3                                      Effective Time.  At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Department of State of the State of New York in such form as is required by the relevant provisions of the NYBCL and the NYLLCA.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Department of State of the State of New York or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the NYBCL and the NYLLCA (the “Effective Time”).

Section 1.4                                      Effects of the Merger.  The Merger shall have the effects set forth in the NYBCL, the NYLLCA, this Agreement and the Certificate of Merger.

Section 1.5                                      Certificate of Incorporation.  The certificate of incorporation of the Company, as in effect immediately before the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law (the “Surviving Charter”).

Section 1.6                                      Bylaws.  The bylaws of the Company in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended in accordance with applicable Law.

Section 1.7                                      Directors.  The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with applicable Law.

Section 1.8                                      Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1                                      Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of the Company or of any membership interests of Merger Sub:

(a)                                  Conversion of Merger Sub Membership Interests.  Each membership interest of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)                                 Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Common Stock held in the treasury of the Company, owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its Subsidiaries (including Merger Sub) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c)                                  Conversion of Common Stock.

(i)                                     Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares) shall be converted into the right to receive (A) from the Company, subject to the last sentence of Section 8.8, one (1) (the “Newco Exchange Ratio”) validly issued, fully paid and nonassessable share of Newco Common Stock (the “Split-Off Consideration”) and (B) from Parent, the Per Share Merger Consideration in cash, without interest (clauses (A) and (B), and any cash in lieu of fractional shares of Newco Common Stock to be issued or paid in accordance with Section 2.2(j), collectively, the “Closing Consideration”).

(ii)                                  All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (i) certificates which immediately before the Effective Time represented such shares or (ii) shares represented by book-entry shall cease to have any rights with respect to those shares, other than the right to receive the Closing Consideration in accordance with Section 2.2, without interest.

(d)                                 Conversion of Preferred Stock.

(i)                                     Each share of Series A Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), issued and outstanding immediately before the Effective Time shall be converted into the right to receive an amount equal to the Closing Consideration for each share of Common Stock issuable upon conversion of such share of Series A Preferred Stock immediately before the Effective Time.

(ii)                                  All shares of Series A Preferred Stock that have been converted pursuant to Section 2.1(d)(i) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately before the Effective Time represented such shares (together with the certificates which represented shares of Common Stock, the “Certificates”) or shares represented by book-entry (together with the shares of Common Stock represented by book-entry, “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Closing Consideration in accordance with Section 2.2, without interest.

(e)                                  Equitable Adjustment.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Closing Consideration shall be equitably adjusted to reflect such change.

Section 2.2                                      Surrender of Certificates and Book-Entry Shares.

(a)                                  Exchange Agent.  Not less than ten Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the exchange agent in the Merger (the “Exchange Agent”) and (ii) enter into an exchange agent agreement with the Exchange Agent in form and substance reasonably satisfactory to the Company. Parent and Newco shall be responsible for all fees and expenses of the Exchange Agent as set forth in the Separation Agreement.

(b)                                 Exchange Fund.  At or before the Effective Time, for the benefit of the holders of Common Stock and Series A Preferred Stock (i) the Company shall provide to the Exchange Agent certificates representing the shares of Newco Common Stock issuable pursuant to Section 2.1(c) and Section 2.1(d) and (ii) Parent shall provide to the Exchange Agent cash in an amount sufficient for the payment of the aggregate Per Share Merger Consideration payable under Section 2.1(c) and Section 2.1(d).  Such shares of Newco Common Stock and funds provided to the Exchange Agent are collectively referred to as the “Exchange Fund.”

(c)                                  Exchange Procedures.

(i)                                     Letter of Transmittal.  As promptly as practicable but in no event later than two Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a share of Common Stock or Series A Preferred Stock converted pursuant to Section 2.1(c)(i) or Section 2.1(d)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares.

(ii)                                  Surrender of Shares.  Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Exchange Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Exchange Agent shall deliver in exchange therefor, the Closing Consideration deliverable in respect of the number of shares formerly evidenced by that Certificate or Book-Entry Share.  Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on the Closing Consideration deliverable upon surrender of Certificates or Book-Entry Shares.

(iii)                               Unregistered Transferees.  If any Closing Consideration is to be delivered to a Person other than the Person in whose name the surrendered Certificate is registered, then the Closing Consideration may be delivered to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such delivery (1) pays any applicable transfer Taxes or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that any such transfer Taxes have already been paid or are not applicable.

(iv)                              No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Closing Consideration.  Any Closing Consideration delivered upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and the shares of Common Stock or Series A Preferred Stock, as applicable, formerly represented by it.

(d)                                 Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such affidavit claiming such Certificate is lost, stolen or destroyed, the Closing Consideration to such Person in respect of the shares of Common Stock or Series A Preferred Stock, as applicable, represented by such Certificate.

(e)                                  No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock and Series A Preferred Stock that were outstanding immediately before the Effective Time.

(f)                                    Required Withholding.  Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise deliverable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been delivered to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g)                                 No Liability.  None of Parent, the Surviving Corporation, Newco or the Exchange Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h)                                 Investment of Exchange Fund.  The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets.  Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Per Share Merger Consideration deliverable to former shareholders of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Exchange Agent for the benefit of the former shareholders of the Company in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i)                                     Termination of Exchange Fund.

(i)                                     Any portion of the Exchange Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Exchange Agent (A) in the case of the Fractional Shares Fund and shares of Newco Common Stock deposited in the Exchange Fund by the Company, to Newco and (B) in the case of the cash portion of the Exchange Fund (other than the Fractional Shares Fund), to Parent, in each case upon demand.

(ii)                                  Thereafter, any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall look only to (A) Newco for, and Newco shall remain liable for, delivery of the Split-Off Consideration and (B) Parent for, and Parent shall remain liable for, delivery of the Per Share Merger Consideration, in each case pursuant to the terms of this Article II.

(j)                                     No Fractional Shares.

(i)                                     No fractional shares of Newco Common Stock shall be delivered upon the surrender for exchange of Certificates or Book-Entry Shares.

(ii)                                  In the event that the Company amends the Newco Exchange Ratio in accordance with Section 8.8 such that fractional shares of Newco Common Stock would be delivered to holders of Common Stock, as promptly as practicable following the Effective Time, Newco and Parent shall cause the Exchange Agent to aggregate all fractional share interests of Newco Common Stock, rounded down to the nearest whole share, and deliver such fractional share interests to its designated broker for sale on the open market at the then prevailing market prices, which sale or sales shall be completed as promptly as practicable following the Effective Time.  Newco and Parent shall cause the Exchange Agent to, upon receipt of the proceeds of such sale or sales from such designated broker, distribute the proceeds of such sale or sales to the holders of surrendered Certificates or Book-Entry Shares in lieu of fractional shares of Newco Common Stock. Until the proceeds of such sale or sales have been distributed to the former holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in an account for the benefit of such former holders (the “Fractional Shares Fund”).  The portion of the Fractional Shares Fund (net of any brokerage commissions retained by the Exchange Agent’s designated broker) to which each former holder of Certificates or Book-Entry Shares shall be entitled, if any, shall be determined by multiplying the amount of the aggregate proceeds comprising the Fractional Shares Fund (net of any brokerage commissions retained by the Exchange Agent’s designated broker) by a fraction, the numerator of which is the amount of the fractional share interests in Newco Common Stock to which such holder is entitled (after taking into account all shares of Common Stock held at the Effective Time by such holder (including shares of Common Stock issuable upon conversion of the Series A Preferred Stock)) and the denominator of which is the aggregate amount of fractional share interest in Newco Common Stock (after taking into account all shares of Common Stock held at the Effective Time by all holders (including shares of Common Stock issuable upon conversion of the Series A Preferred Stock)) to which all former holders of shares of Common Stock and Series A Preferred Stock are entitled.  Cash payments are being made to holders of Common Stock and Series A Preferred Stock in lieu of fractional shares of Newco Common Stock for the purpose of saving Newco the expense and inconvenience of issuing and transferring fractional shares.  Such cash payments do not represent separately bargained-for consideration.

Section 2.3                                      Part D Options; Part D Employee Restricted Shares; and Part D Employee Performance Shares.

(a)                                  The Company shall use reasonable best efforts so that, at the Effective Time, each Company Option that is outstanding immediately before the Effective Time and held by a Part D Employee or Former Part D Employee (as such term is defined in the Separation Agreement) (each, a “Part D Option”), whether or not vested and exercisable, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Part D Option, shall be cancelled and converted at the Effective Time into the right to receive an amount from Parent in cash, without interest, that is equal to the excess, if any, of (i) the sum of (x) the Per Share Merger Consideration and (y) the value of the Split-Off Consideration (which shall be deemed for such purpose to be equal to the product of (A) the closing price of one share of Newco Common Stock on NASDAQ or the national securities exchange on which the shares of Newco Common Stock are traded on the first full day of trading after the Closing Date and (B) the Newco Exchange Ratio (the product of (A) and (B), the “Split-Off Consideration Value” and the sum of (x) and (y), the “Pre-Split-Off Common Stock Value”) over (ii) the per share exercise or purchase price of the applicable Part D Option (the “Exercise Price”), multiplied by the aggregate number of shares of Common Stock in respect of such Part D Option immediately before the Effective Time.  For the avoidance of doubt, if the Exercise Price of a Part D Option is equal to or exceeds the Pre-Split-Off Common Stock Value, such Part D Option shall be cancelled and terminated at the Effective Time without payment or consideration therefor and the holder of such Part D Option shall have no rights whatsoever with respect thereto.

(b)                                 Each Restricted Share that is outstanding immediately prior to the Effective Time and held by a Part D Employee or Former Part D Employee (each, a “Part D Employee Restricted Share”) shall, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to (i) the Per Share Merger Consideration plus (ii) the Split-Off Consideration Value, on the same dates and subject to the same conditions on vesting as applied to the Part D Employee Restricted Share immediately prior the Effective Time, without any crediting of interest for the period from the Effective Time until vesting; provided, that if the Part D Employee’s employment with Parent and its Affiliates is terminated other than for “Cause” or by the Part D Employee for “Good Reason,” as such terms are defined on Section 5.7(d) of the Company Disclosure Letter, then such vesting shall be accelerated to the date of such termination (the “Converted Restricted Share Award”).

(c)                                  Each Earned Performance Share that is outstanding immediately prior to the Effective Time and held by a Part D Employee or Former Part D Employee (each, a “Part D Employee Performance Share”) shall, at the Effective Time, be cancelled and converted into the right to receive  an amount in cash equal to (i) the Per Share Merger Consideration plus (ii) the Split-Off Consideration Value, in each case of clauses (i) and (ii) on the first to occur of (x) the first anniversary of the date on which the Effective Time occurs and (y) the date the Part D Employee’s employment with Parent and its Affiliates is terminated other than for “Cause” or by the Part D Employee for “Good Reason,” as such terms are defined on Section 5.7(d) of the Company Disclosure Letter, without any crediting of interest for the period from the Effective Time until vesting (the “Converted Performance Share Award”).  The Company shall use reasonable best efforts so that, at the Effective Time, each Performance Share held by a Part D Employee or a Former Part D Employee that is not an Earned Performance Share is cancelled without consideration being due therefor.

(d)                                 As of and following the Effective Time, the Company shall retain all Liabilities in respect of the Part D Employee Restricted Shares, the Part D Employee Performance Shares and the Part D Options.

(e)                                  Parent and the Company shall, or shall cause their respective Affiliates to, take such action (including adopting, if appropriate, equity award plans) as is necessary or appropriate to effect the foregoing.

(f)                                    Except as described in clauses (a) through (e) above, all terms of the Part D Employee Performance Shares and the Part D Employee Restricted Shares as in existence on the Effective Time, including, in the case of the Part D Employee Restricted Shares, the vesting schedule and restrictions on transfer, shall continue to apply to the Converted Performance Share Awards and the Converted Restricted Share Awards, as applicable.

(g)                                 In addition to the payments made pursuant to this Section 2.3, Parent shall pay all accrued dividends and other distributions (including dividend equivalents) in respect of each Part D Employee Restricted Share and Part D Employee Performance Share with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time as set forth on Section 2.3(g) of the Company Disclosure Letter.  Such payments shall be made to the holders thereof simultaneously with the payments made in respect of the Converted Restricted Share Awards and Converted Performance Share Awards pursuant to Section 2.3(b) and Section 2.3(c), respectively.

(h)                                 Any payments made to Part D Employees pursuant to this Section 2.3 shall be reduced by any income or employment tax withholding required under (A) the Code, (B) any applicable state, local or foreign tax Law, and (C) any other applicable Laws.  To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of the applicable award, as applicable, for all purposes under this Agreement.

(i)                                     For the avoidance of doubt, the treatment of each Company Option, Restricted Share and Performance Share not held by a Part D Employee or a Former Part D Employee is set forth in Article VII of the Separation Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As used in this Agreement, the term “Part D Entities” means the Company, Penn Life, UAC Holding Inc., MemberHealth LLC, Universal American Statutory Trust II, Universal American Financial Corp. Statutory Trust III, Universal American Statutory Trust IV, Universal American Financial Corp. Statutory Trust V and Universal American Statutory Trust VI, taken as a whole, assuming for the representations and warranties set forth in this Article III, other than Section 3.22, 3.26 and 3.29 that the Part D Entities had operated the Medicare Part D Business separately from the other businesses of the Company and its Subsidiaries since formation of the Company.  Except (i) as set forth in the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent or (ii) as disclosed in the Company SEC Reports filed after December 31, 2008 and before the date of this Agreement (excluding all disclosures in any “Risk Factors” sections and any other prospective or forward-looking information), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1                                      Organization and Power.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  The Company has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.  Each of the Company’s Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failures to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.2                                      Organizational Documents.  The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.3                                      Governmental Authorizations.  The execution, delivery and performance of this Agreement and the Split-Off Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a)                                  the filing of the Certificate of Merger with the Department of State of the State of New York;

(b)                                 the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the shareholders of the Company to be held to consider the adoption of this Agreement (the “Company Shareholders Meeting”) and (ii) a registration statement on Form S-4 to be filed by Newco in connection with the distribution of Newco Common Stock in the Split-Off (the “Newco Form S-4”);

(c)                                  any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) or state securities Laws or “blue sky” Laws;

(d)                                 compliance with the Applicable Exchange rules and regulations;

(e)                                  any filings with and approvals of a national securities exchange or The Nasdaq Stock Market LLC (“NASDAQ”) to permit the shares of Newco Common Stock that are to be distributed in the Split-Off to be approved for listing on such national securities exchange, or approved for quotation on NASDAQ, as the case may be, in either case subject to official notice of issuance;

(f)                                    the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(g)                                 compliance with the notice requirements of the Centers for Medicare and Medicaid Services (“CMS”) applicable to the transactions contemplated by this Agreement (the “CMS Notice Requirements”);

(h)                                 approvals, consents, exemptions, filings and/or notices required by federal and state insurance departments, departments of health and/or other Governmental Authorities having jurisdiction over the Governmental Authorizations or the Part D Entities as set forth on Section 3.3 of the Company Disclosure Letter (exclusively as indicated thereon, the “Required Consents”); and

(i)                                     where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.4                                      Corporate Authorization.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and the Split-Off Agreements and, subject (in the case of this Agreement) to the receipt of the Requisite Company Vote, to consummate the transactions contemplated hereby and thereby.  The Company Board at a meeting duly called and held has unanimously (a) approved and declared advisable this Agreement, the Merger, the Split-Off and the transactions contemplated by this Agreement and the Split-Off Agreements, (b) declared that it is in the best interests of the shareholders of the Company that the Company enter into this Agreement and the Split-Off Agreements and consummate the Merger and the Split-Off on the terms and subject to the conditions set forth in this Agreement and the Split-Off Agreements, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (d) recommended to the shareholders of the Company that they adopt this Agreement.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct and the Requisite Company Vote is received, the execution, delivery and performance of this Agreement and the Split-Off Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.5                                      Non-Contravention.  The execution, delivery and performance of this Agreement and the Split-Off Agreements by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational or governing documents of (i) any of the Company or (ii) any of its Subsidiaries, (b) assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, contravene or conflict with, or result in any material violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries are bound, assuming that all Governmental Authorizations described in Section 3.3 have been obtained or made, (c) result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any assets of the Company or any of its Subsidiaries are bound or (d) result in the creation of any Liens upon any of the assets of the Company or any of its Subsidiaries, except, in the case of clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6                                      Capitalization.

(a)                                  The Company’s authorized capital stock consists solely of (i) 200,000,000 shares of Common Stock, (ii) 30,000,000 shares of non-voting Common Stock par value $0.01 per share (the “Non-Voting Common Stock”) and (iii) 3,000,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Stock”), consisting of 300,000 shares of Series A Preferred Stock and 300,000 shares of Series B Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”).  As of December 30, 2010, (A) 74,019,140 shares of Common Stock were issued and outstanding, (B) no shares of Non-Voting Common Stock were issued and outstanding, (C) 897,203 shares of restricted Common Stock (each, a “Restricted Share”) were reserved for issuance and (D) 42,105 shares of Preferred Stock were issued and outstanding, consisting of 42,105 shares of Series A Preferred Stock and no shares of Series B Preferred Stock.  As of December 30, 2010, (1) options to purchase 5,594,943 shares of Common Stock (each, a “Company Option”) at a weighted average per share exercise price of $13.00 were outstanding and (2) performance shares that convey the right to acquire 761,000 shares of Common Stock (each, a “Performance Share”) were awarded but not issued, as may be increased or decreased pursuant to the authorization of the Compensation Committee of the Company Board.

(b)                                 Except as set forth in this Section 3.6, as of the date of this Agreement (x) there are no outstanding shares of capital stock of the Company and (y) there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments (other than this Agreement) relating to the issuance or acquisition of capital stock to which the Company or any of its Subsidiaries is a party (collectively, “Securities”) obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or (ii) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries.

(c)                                  All outstanding shares of Common Stock and Series A Preferred Stock have been duly authorized and are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(d)                                 Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(e)                                  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Common Stock or Series A Preferred Stock or capital stock of any Subsidiary of the Company.

(f)                                    There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries, other than the Stockholders Agreement and the Voting Agreements.  There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that entitle the holder of such instruments of indebtedness to vote together with shareholders of the Company on any matters with respect to the Company or any Subsidiary.

(g)                                 Section 3.6(g) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, as of December 30, 2010, held Part D Options, Part D Employee Restricted Shares and Part D Employee Performance Shares, indicating, with respect to each such holder, the type of award granted, the number of shares of Common Stock subject to such award, the exercise price of each Part D Option, and date of grant.

Section 3.7                                      Subsidiaries.  Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens.  The Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.  No Subsidiary of the Company owns any shares of capital stock or Securities of the Company.

Section 3.8                                      Voting.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt (x) this Agreement, the Merger and the transactions contemplated by this Agreement and (y) the Split-Off Agreements and the transactions contemplated by the Split-Off Agreements.

Section 3.9                                      SEC Reports.  The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since December 31, 2008 (collectively, the “Company SEC Reports”).  The Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading in any material respect.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 3.10                                Financial Statements; Internal Controls.

(a)                                  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports:

(i)                                     complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)                                  were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii)                               fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of notes).

(b)                                 The unaudited financial statements for the Medicare Part D Business set forth in Section 3.10(b) of the Company Disclosure Letter (the “Interim Part D Financial Statements”) fairly present in all material respects the financial position of the Medicare Part D Business as of September 30, 2010 and the results of operations of the Medicare Part D Business for the period then ended (subject to normal year-end adjustments and the absence of notes).  Parent acknowledges that the Interim Part D Financial Statements (i) have been prepared by the Company at the request of Parent as a basis for presenting the financial condition of the Medicare Part D Business as of September 30, 2010 and (ii) have not been reviewed by the Company’s auditors.

(c)                                  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act.  The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company internal controls.

Section 3.11                                Undisclosed Liabilities.  There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, other than:

(a)                                  Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2010 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b)                                 Liabilities incurred since the Balance Sheet Date in the ordinary course of business; or

(c)                                  Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12                                Absence of Certain Changes.  Except as otherwise expressly contemplated or required by this Agreement or the Split-Off Agreements, since the Balance Sheet Date to the date of this Agreement, (a) the Medicare Part D Business has been conducted, in all material respects, in the ordinary course, (b) there has not been any event, circumstance, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (c) there has not been any action taken by the Company or any of its Subsidiaries that, if such action had been taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(a) through (d), (f) or (k).

Section 3.13                                Litigation.  As of the date of this Agreement, (a) there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, sanctions, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (b) there are no Orders outstanding against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.14                                Material Contracts.

(a)                                  Section 3.14 of the Company Disclosure Letter sets forth a list of each Contract to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party and which is primarily related to the Medicare Part D Business, organized under captions representing each subsection set forth below (each, a “Material Contract”):

(i)                                     each Contract to which the Medicare Part D Business is (or, after the Effective Time, any Part D Entity will be) a party and filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date of this Agreement (in each case, other than any Company Benefit Plan);

(ii)                                  each Contract containing covenants of the Medicare Part D Business (A) not to (or otherwise restricting or limiting the ability of the Medicare Part D Business, the Part D Entities or any of their respective Affiliates, to) compete in any line of business or geographic area or (B) to restrict the ability of the Medicare Part D Business, the Part D Entities or any of their respective Affiliates, to conduct business in any geographic area;

(iii)                               each Contract providing for or resulting in payments by or to the Medicare Part D Business in excess of $1,000,000 annually or $3,000,000 over the remaining term of the contract;

(iv)                              all material agreements with CMS or any other federal or state healthcare program;

(v)                                 all material agreements with any State insurance department;

(vi)                              all contracts and agreements granting to any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any of the assets of a Part D Entity;

(vii)                           material contracts and agreements for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(viii)                        all material reinsurance agreements for ceded reinsurance or material marketing agreements;

(ix)                                all partnership, joint venture or other similar agreements or arrangements;

(x)                                   all material settlement agreements;

(xi)                                any agreement with any director, officer or shareholder of the Company or any Subsidiary that is required to be described under Item 404 of the Regulation S-K of the SEC in the Company SEC Reports;

(xii)                             any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty; and

(xiii)                          to the extent not set forth in Section 3.14(a) of the Company Disclosure Letter pursuant to another subsection of this Section 3.14(a), all material agreements with any Governmental Authority.

(b)                                 A true and complete copy of each Material Contract entered into prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement.  Each Material Contract is a valid and binding agreement of the Medicare Part D Business, except where failures to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Medicare Part D Business nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, and (ii) as of the date of this Agreement, no party under any Material Contract has given written notice of its intent to terminate or otherwise seek a material amendment to such Material Contract.

Section 3.15                                Benefit Plans.

(a)                                  Section 3.15(a) of the Company Disclosure Letter lists all material Company Benefit Plans.  For purposes of this Agreement a “Company Benefit Plan” is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any compensation, stock purchase, stock option, equity or equity-based compensation, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other employee benefit plan, agreement, program or policy, whether or not subject to ERISA, (iii) any plan, agreement, program or policy providing vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits) or (iv) any material loan to or for the benefit of an officer of any Part D Entity, in each case (A) under which any current or former director, officer, employee or independent contractor of any of the Part D Entities has any right to benefits, (B) which are maintained, sponsored or contributed to by any of the Part D Entities or to which any of the Part D Entities makes or is required to make contributions with respect to such directors, officers, employees or independent contractors and (C) under which any of the

Part D Entities has any liability.  All such plans, agreements, programs and policies are collectively referred to as the “Company Benefit Plans.”

(b)                                 With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document and any amendments thereto, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules) and tax return on Form 990, (iv) the most recent annual audited financial statements and opinion, (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”) and (vi) any related trust or funding agreements or insurance policies.

(c)                                  Neither the Company nor any of its ERISA Affiliates maintains, sponsors, administers or contributes to (or is required to sponsor, maintain administer or contribute to), and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(d)                                 Each Company Benefit Plan has been maintained in compliance with ERISA, the Code and other applicable Law in all material respects. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not, individually or in the aggregate, reasonably be material, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e)                                  Neither the Company nor any of its Subsidiaries has any current or projected liability with respect to, and no Company Benefit Plan provides, health, medical, life insurance or death benefits with respect to current or former employees of the Medicare Part D Business beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(f)                                    The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any payment from any of the Part D Entities becoming due, or increase the amount of any compensation due, to any current or former employee, director or independent contractor of any of the Part D Entities, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from any of the Part D Entities to any current or former employee, director or independent contractor of the Part D Entities, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee, director or independent contractor of any of the Part D Entities under any Company Benefit Plan.

(g)                                 No Company Benefit Plan could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(h)                                 There are no pending, or, to the Knowledge of the Company, threatened, material claims, investigations, audits or litigation against or involving any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries.

(i)                                     Section 3.15(i) of the Company Disclosure Letter lists each individual who, as of the date hereof, is an employee of the Medicare Part D Business (each, a “Part D Employee”) and each individual’s title, annual salary and most recent target annual bonus, date of hire, work location, vacation and paid time off accrual, active status, severance entitlement and outstanding equity.

(j)                                     Section 3.15(j) of the Company Disclosure Letter lists all new hires into the Medicare Part D Business and any employee transfers into or out of the Medicare Part D Business within the six months prior to the date of this Agreement.

Section 3.16                                Labor Relations.

(a)                                  As of the date of this Agreement, (i) no employee of the Medicare Part D Business is represented by a union and, to the Knowledge of the Company, no union organizing efforts are currently being conducted, (ii) the Medicare Part D Business is not a party to, and is not currently negotiating in connection with entering into, any material collective bargaining agreement or other labor contract, and (iii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Medicare Part D Business does not currently have, and, to the Knowledge of the Company, has not been threatened with, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Medicare Part D Business, (i) each of the Part D Entities is in compliance with all applicable Laws relating to the employment of labor, including all applicable Law relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, continuation coverage with respect to group health plans, immigration control and the collection and payment of withholding or social security taxes, and (ii) none of the Part D Entities have incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law within the last six months that remains unsatisfied.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Medicare Part D Business, since the Balance

Sheet Date, the Medicare Part D Business has not effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN Act) or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

Section 3.17                                Taxes.

(a)                                  All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account all applicable extensions), and all such Tax Returns are true, complete and correct in all material respects.

(b)                                 The Company and its Subsidiaries have fully and timely paid (or have had paid on their behalf) all material Taxes due and owing (whether or not shown on any of the Tax Returns referred to in Section 3.17(a)).

(c)                                  There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(d)                                 No audit or other proceeding or investigation by any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

(e)                                  All deficiencies for material Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(f)                                    There are no material Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(g)                                 During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(h)                                 Since December 31, 2008, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i)                                     (i) Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company is or was the common parent), and (ii) neither the Company nor any of its Subsidiaries has any liability for any material Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)                                     There are no material Tax sharing agreements or similar arrangements (including Tax indemnity arrangements other than customary commercial or financial arrangements entered into in the ordinary course of business consistent with past practice) with respect to or involving the Company or any of its Subsidiaries.

Section 3.18                                Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a)  the Company and each of its Subsidiaries comply with all applicable Environmental Laws, (b) the Company and each of its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and are in compliance with such Permits and all such Permits are in full force and effect, (c) no Legal Action, arising under, relating to, or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries (d) no condition, fact or set of circumstances relating to the Company or any of its Subsidiaries or any property currently or formerly owned, or, to the Knowledge of the Company, leased or operated by the Company or any of its Subsidiaries exists or has existed which has given rise to, or would reasonably be expected to give rise to, any Liability under any Contract relating to environmental or Hazardous Substances matters or Environmental Law, and (e) the execution, delivery, and performance of this Agreement and the Split-Off Agreements and the consummation of the transactions contemplated hereby and thereby, by the Company, does not and will not require any Governmental Authorizations under any Environmental Law.

Section 3.19                                Intellectual Property.

(a)                                  As of the Effective Time and after giving effect to the transactions contemplated by the Split-Off Agreements (excluding the Transition Services Agreement and assuming the receipt of the consents listed on Section 3.3 and Section 3.5 of the Company Disclosure Letter) the Part D Entities will own or will be licensed to use pursuant to valid, enforceable and binding Contracts, all Intellectual Property used, held for use or necessary for the operation of the Medicare Part D Business (collectively, the “Company Intellectual Property”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of all Intellectual Property owned by the Part D Entities that is registered, issued or the subject of a pending application for registration.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material

Adverse Effect, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not encumber, impair or extinguish any of the Company Intellectual Property.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) none of the Intellectual Property owned by the Part D Entities (A) has been adjudged invalid or unenforceable in whole or in part, or (B) is the subject of any cancellation or reexamination proceeding or any other proceeding challenging its validity and enforceability, and (ii) to the Knowledge of the Company, all Intellectual Property owned by the Part D Entities is valid and enforceable.  There exist no material restrictions on the disclosure, use, license or transfer of any Intellectual Property owned by the Part D Entities.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the Medicare Part D Business does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party and (ii) no claim is pending, asserted in writing, or to the Knowledge of the Company, threatened against any of the Part D Entities that the conduct of the Medicare Part D Business infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party.  To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Part D Entities in any respect.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Part D Entities have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Company Intellectual Property that is material to the Medicare Part D Business and the value of which is contingent upon maintaining the confidentiality thereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company Intellectual Property that is material to the Medicare Part D Business and the value of which is contingent upon maintaining the confidentiality thereof, has been disclosed other than to third parties that are bound by customary written confidentiality agreements entered into in the ordinary course of business consistent with past practice

(e)                                  As of the Effective Time and after giving effect to the transactions contemplated by this Agreement and the Split-Off Agreements (excluding the Transition Services Agreement and assuming the receipt of the consents listed on Section 3.3 and Section 3.5 of the Company Disclosure Letter), the Part D Entities will own or possess, adequate licenses or other rights from third parties pursuant to valid, binding and enforceable Contracts (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles), to use all material computer software used or held for use in connection with the operation of the Medicare Part D Business (collectively, the “Computer Software”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Without limiting the foregoing, to the extent that any Computer Software has been developed or created by a third party (including any current or former employee of any of the Part D Entities) for any of the Part D Entities, the Part D Entities have a written agreement with such third party with respect thereto, and the Part D Entities thereby either (i) have obtained ownership or and are the exclusive owner of, or (ii) have obtained a valid and unrestricted right to exploit, sufficient for the conduct of the Medicare Part D Business, such Computer Software, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)                                    The IT Assets operate and perform in a manner that permits the Part D Entities to conduct the Medicare Part D Business as currently conducted and in compliance with applicable Medicare Part D requirements, in each case, in all material respects, and, to the Knowledge of the Company, (i) no Person has gained unauthorized access to any of the IT Assets and (ii) there has been no failure of the IT Assets within the past two (2) years, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Part D Entities have implemented reasonable backup and disaster recovery technology consistent with normal industry practice, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Part D Entities have at all times complied with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of conduct of the Medicare Part D Business.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no claims have been asserted or, to the Knowledge of the Company, threatened against the Part D Entities by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such applicable Laws.

Section 3.20                                Real Property; Personal Property.

(a)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Part D Entities have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by the Medicare Part D Business and (ii) the ownership of or leasehold interest in any such property of the Medicare Part D Business is not subject to any Lien (except in all cases for Permitted Liens).

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the material leases, subleases and other agreements under which any of the Medicare Part D Business uses or occupies or has the right to use or occupy, now or in the future, any material real property (the “Real Property Leases”) is valid and binding (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles), and no termination event or condition or uncured default on the part of the Medicare Part D Business exists under any Real Property Lease.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Part D Entities have good and marketable title to, or a valid and enforceable leasehold interest in, all personal assets of the Medicare Part D Business and (ii) the ownership of or leasehold interest by the Part D Entities in any such personal assets of the Medicare Part D Business is not subject to any Liens (except in all cases for Permitted Liens).

Section 3.21                                Permits; Compliance with Law.

(a)                                  The Part D Entities are in possession of all material franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for the Part D Entities to own, lease and operate their respective properties and assets or to carry on their respective business as it is now being conducted (all Permits held by the Part D Entities shall be hereinafter referred to as the “Company Permits”).  All such Company Permits are in full force and effect, no suspension or cancellation by a Governmental Authority of any of the Company Permits is pending or, to the Knowledge of the Company, has been threatened by a Governmental Authority against a Part D Entity.  Since December 31, 2008, no Part D Entity has received written notice of any action pending or recommended by any Governmental Authority to revoke, withdraw or suspend any Company Permit.

(b)                                 Each Part D Entity is, and since December 31, 2008 has been, in compliance in all material respects with (i) all Laws applicable to the Medicare Part D Business or by which any of its assets is bound and (ii) all Laws applicable to, and the terms and conditions of, any Company Permits.

(c)                                  No representation is made under this Section 3.21 with respect to the matters specifically addressed in Section 3.18.

Section 3.22                                Regulatory Matters.

(a)                                  Each of the Part D Entities is, and since December 31, 2008 has been, in compliance in all material respects with all applicable Health Care Laws and any Orders to which it is a party or is subject.  Except for matters arising in the ordinary course of business consistent with past practice, at all times since December 31, 2008, no Part D Entity has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority which alleges or asserts that any of the Part D Entities have violated any applicable Health Care Laws in any material respect or which requires or seeks to adjust, modify or alter in any material respect the Medicare Part D Business’ operations, activities, services or financial condition that has not been fully and finally resolved to the Governmental Authority’s satisfaction without further liability to any of the Part D Entities. There are no restrictions imposed by any Governmental Authority upon any of the Medicare Part D Business’, activities or services which would restrict or prevent the Medicare Part D Business from operating as it currently operates, in all material respects.

(b)                                 As of the date of this Agreement, none of the Part D Entities is currently the subject of any material Legal Actions, or to the Knowledge of the Company, material investigations or focused reviews by a Governmental Authority regarding its compliance with applicable Health Care Laws.

(c)                                  Each Part D entity is in compliance in all material respects with the (i) Benefits and Benefit Protection Requirements set forth at 42 C.F.R. Part 423, Subpart C, (ii) Cost Control and Quality Improvement Requirements set forth at 42 C.F.R. Part 423, Subpart D, (iii) Grievance, Coverage Determinations and Appeals Requirements set forth at 42 C.F.R. Part 423, Subpart M, (iv) rules regarding beneficiary premiums set forth at 42 C.F.R. §423.286 and §423.293, (v) coordination of benefit requirements set forth at 42 C.F.R. §423.464, (vi) Part D Marketing Requirements set forth at 42 C.F.R. Part 423, Subpart V, (vii) Requirements for Submission of Bids, 42 C.F.R. Part 423, Subpart F, (viii) Premium and Cost Sharing Requirements, 42 C.F.R. Part 423, Subpart P, and (ix) the terms, conditions and requirements of Chapter 9 of the Centers for Medicare & Medicaid Services Prescription Drug Benefit Manual (Part D. Program to Control Fraud, Waste and Abuse).  With respect to the Medicare Part D Business, there is not currently in effect, and for the past twelve months prior to the date of this Agreement there has not been imposed, any sanction or civil monetary penalty in accordance with 42 C.F.R. §423.752.

(d)                                 Each Part D Entity has established and implemented programs, policies, procedures, contracts and systems reasonably designed to cause its and its employees and agents to comply in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended, and the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and any state privacy or medical information Laws applicable to the Medicare Part D Business (collectively, the “Healthcare Information Laws”).  Each Part D Entity is in compliance in all material respects with the applicable Healthcare Information Laws.

(e)                                  The Part D Entities have developed and implemented a compliance program including policies and procedures reasonably designed to cause the Part D Entities and its agents and employees to be in compliance with all applicable Health Care Laws in all material respects.  The compliance program meets the requirements of Chapter 9 of the Centers for Medicare & Medicaid Services’ Prescription Drug Benefit Manual in all material respects.

(f)                                    None of the Part D Entities or, to the Knowledge of the Company, any of their directors, officers, agents, or employees, in their individual capacities, has directly or indirectly made or offered to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback to any Person, regardless of form: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, or (ii) to obtain or maintain favorable treatment in securing business in material violation of any applicable Health Care Law.

Section 3.23                                Takeover Statutes.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 912 of the NYBCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement.  There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar plan, device or arrangement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any capital stock of the Company or any of its Subsidiaries.

Section 3.24                                Transactions with Affiliates.  Except for any agreements entered into after the date of this Agreement as permitted by Section 5.1(m), other than the rights to receive the Closing Consideration, there are no transactions, arrangements or contracts, between the Company or any Subsidiary of the Company, on the one hand, and any Affiliate of the Company (other than the Company’s wholly owned Subsidiaries), on the other hand, that are required to be described under Item 404 of the Regulation S-K of the SEC in the Company SEC Reports, which are not described therein.

Section 3.25                                Insurance.  The Part D Entities are covered by valid and currently effective insurance policies and all premiums payable under such policies have been duly paid to date. None of the Part D Entities have received any written notice of cancellation of any such policy.  All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Part D Entities (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Part D Entities and their properties and assets, except for any such failures to maintain Insurance Policies that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.26                                Insurance Reports.  Each of the Part D Entities through which the Company conducts insurance operations is listed in Section 3.26 of the Company Disclosure Letter (the “Part D Insurance Entities”).  Since December 31, 2008, each of the Part D Insurance Entities has filed all annual and quarterly statements, together with all material exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, in each case required to be filed by such Part D Entity with or submitted by such Part D Entity to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (collectively, the “SAP Statements”). The Company has delivered or made available to the Parent, to the extent permitted by applicable Laws, copies of all such annual SAP Statements for the periods beginning January 1, 2008 and through the date hereof and all such quarterly SAP Statements for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, each in the form (including exhibits, annexes and any amendments thereto) filed with state insurance regulatory authorities and true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by the Company on or after January 1, 2008 and through the date hereof relating to the Part D Insurance Entities. The financial statements included in SAP Statements and prepared on a statutory accounting basis, including the notes thereto, were prepared in all material respects in conformity with statutory accounting practices (“SAP”) prescribed or permitted by the applicable state insurance regulatory authority, in each case, consistently applied for the periods covered thereby and fairly present in all material respects the statutory financial position of the relevant Part D Insurance Entity as at the respective dates thereof and the results of operations of such Part D Insurance Entity for the respective periods then ended.  SAP Statements complied in all material respects with all applicable Law when filed. Any financial statements of any Part D Insurance Entity that were prepared in accordance with GAAP and filed with any insurance regulatory authority were prepared in conformity with GAAP consistently applied for the periods covered thereby and present fairly in all material respects in accordance with GAAP the financial position of the relevant Part D Insurance Entity as at the respective dates thereof and the results of operations of such Part D Insurance Entity for the respective periods then ended (collectively, the “GAAP Statements”).  No material deficiency has been asserted to the Part D Insurance Entities by any Governmental Authority with respect to any SAP Statements or GAAP Statements. Except as indicated therein, all assets that are reflected as admitted assets on SAP Statements or GAAP Statements comply in all material respects with all applicable Law (including the filing of any required reports) regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities and market conduct recommendations resulting from market conduct examinations of insurance regulatory authorities (collectively, the “Insurance Laws”) with respect to admitted assets, as applicable. The statutory balance sheets and income statements included in SAP Statements and or GAAP Statements have been audited by the Company’s independent auditors, and the Company has delivered or made available to Parent true and complete copies of all audit opinions related thereto for periods beginning January 1, 2009.  The Part D Insurance Entities comply in all material respects with all applicable solvency requirements, including risk-based capital requirements under applicable Insurance Laws.

Section 3.27                                Insurance Laws.  Since December 31, 2008, the business and operations of the Part D Insurance Entities (including business, marketing, operations, sales and issuances of Insurance Contracts conducted by or through Agents) have been conducted in compliance with Insurance Laws in all material respects.  In addition, (i) there is no pending or, to the Knowledge of the Company, threatened, charge by any state insurance regulatory authority that any of the Part D Insurance Entities has materially violated, nor is there any pending or, to the Knowledge of the Company, threatened investigation by any state insurance regulatory authority with respect to possible material violations by the Part D Insurance Entities of, any applicable Insurance

Laws; (ii) each Part D Insurance Entity has been duly authorized by the relevant state insurance regulatory authorities to issue the policies and/or contracts of insurance related to the Medicare Part Business that it is currently writing and in the states in which it conducts its business; and (iii) since December 31, 2008, the Part D Insurance Entities have filed all material reports required to be filed by the Part D Insurance Entities with any state insurance regulatory authority.  None of the Part D Insurance Entities is subject to any order or decree of any insurance regulatory authority relating to such Part D Insurance Entity which (A) would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, or (B) except as would not, individually or in the aggregate, reasonably be expected to be material to the Medicare Part D Business, (1) relates to material marketing, sales, trade or underwriting practices (other than routine correspondence) from and after January 1, 2008 or (2) seeks the revocation or suspension of any license or other permit issued pursuant to applicable Insurance Laws. No action or proceeding is pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the revocation or suspension of any such material license or permit.

Section 3.28                                Insurance Business.  All policies, binders, slips, certificates, guaranteed insurance contracts, annuity contracts and other agreements of insurance, whether individual or group, in effect as of the date of this Agreement (including all applications, supplements, endorsements, riders and ancillary documents forming a part of the contract in connection therewith) that have been issued by a Part D Insurance Entity (collectively, the “Insurance Contracts”), and any and all marketing materials which were used for the sale of the Insurance Contracts, to the extent required under applicable Insurance Laws, were on forms and at rates approved or deemed to have been approved by the insurance regulatory authority of the jurisdiction where issued or, to the extent required by applicable laws, have been filed with and not objected to by such authority within the period provided for objection, in each case, in all material respects.  The Company has delivered or made available to Parent the most recent reports reflecting the results of the most recent triennial, market conduct and financial examinations of the Part D Insurance Entities by state insurance regulatory authority and all material deficiencies or violations Known to the Company in such reports for any prior year have been resolved to the satisfaction of such state insurance regulatory authority.

Section 3.29                                Reinsurance.  Each Part D Insurance Entity is entitled to take full credit in its SAP Statements pursuant to Insurance Laws for all reinsurance, coinsurance or excess insurance ceded by such Part D Insurance Entity pursuant to any reinsurance, coinsurance, excess insurance, ceding of insurance, assumption of insurance or indemnification with respect to insurance or similar arrangements to which it is a party.

Section 3.30                                Agents.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Medicare Part D Business (a) to the Knowledge of the Company, each insurance agent or broker (each, an “Agent”), at the time such Agent wrote, sold, or produced Insurance Contracts related to the Medicare Part D Business on behalf of the Part D Insurance Entities was duly licensed for such business and duly appointed by the applicable Part D Insurance Entity in accordance with applicable Insurance Laws and (b) to the Knowledge of the Company, no such Agent violated any term or provision of any law applicable to the writing, sale, production or management of business for any Part D Insurance Entity.

Section 3.31                                Opinion of Financial Advisor.  Goldman Sachs & Co. (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Closing Consideration is fair to the shareholders of the Company from a financial point of view.

Section 3.32                                Brokers.  No broker, finder, adviser, or investment banker other than the Company Financial Advisor is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.33                                Sufficiency of Assets.  As of the Effective Time and after giving effect to the transactions contemplated by this Agreement and the Split-Off Agreements (excluding the Transition Services Agreement and assuming the receipt of the consents listed on Section 3.3 and Section 3.5 of the Company Disclosure Letter), the assets of the Part D Entities shall constitute all of the assets, tangible and intangible, necessary for the operation of the Medicare Part D Business as currently conducted as of the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, Parent and Merger Sub represent and warrant to the Company that:

Section 4.1                                      Organization and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2                                      Governmental Authorizations.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a)                                  the filing of the Certificate of Merger with the Department of State of the State of New York;

(b)                                 the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act or state securities Laws or “blue sky” Laws;

(c)                                  compliance with the Applicable Exchange rules and regulations;

(d)                                 the pre-merger notification required under the HSR Act;

(e)                                  compliance with the CMS Notice Requirements;

(f)                                    the Required Consents; and

(g)                                 where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3                                      Authorization.  Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  A duly authorized committee of the board of directors of Parent has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement.  The sole member of Merger Sub has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).  No vote or consent of the shareholders of Parent is required by any applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

Section 4.4                                      Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a)                                  contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b)                                 contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.3 and Section 4.2 have been obtained or made;

(c)                                  result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or

(d)                                 require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5                                      Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock; Section 912 of the NYBCL.

(a)                                  All of the issued and outstanding membership interests of Merger Sub are, and at the Effective Time will be, owned by Parent or one of Parent’s wholly owned Subsidiaries.  Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b)                                 Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.  No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub.  Merger Sub has no Subsidiaries.

(c)                                  None of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.  Before the action of the Company Board taken on December 30, 2010, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested shareholder” of the Company as defined in Section 912 of the NYBCL, or has taken any action that would cause the restrictions on business combinations with interested shareholders set forth in Section 912 of the NYBCL to be applicable to this Agreement, the Merger or any transactions contemplated by this Agreement.

(d)                                 None of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any director of the Company, other than the Voting Agreements.

Section 4.6                                      Sufficient Funds.  Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger and the other transactions contemplated by this Agreement.  Parent and Merger Sub will have as of the Effective Time and the Closing sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, including Parent’s and Merger Sub’s costs and expenses, the aggregate Per Share Merger Consideration, and the payments contemplated by Section 2.3 on the terms and conditions contained in this Agreement, and as of the Effective Time and the Closing there will not be any restriction on the use of such cash or cash equivalents for such purpose.

Section 4.7                                      Litigation.  As of the date of this Agreement, (a) there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement and (b) neither Parent nor any of its Subsidiaries is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, in each case that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.8                                      Absence of Arrangements with Management.  Other than this Agreement and the Voting Agreements and the Split-Off Agreements, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.9                                      Brokers.  The Company, Newco and the Part D Entities will not be responsible for any brokerage, finder’s, success or other fee or commission to any broker, finder, adviser or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10                                Independent Investigation.  Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in Article III (which, to the extent provided for in this Agreement, include and are subject to the Company Disclosure Letter and the Company SEC Reports) and the representations and warranties of the Company and its Subsidiaries in the Split-Off Agreements, none of the Company, the Part D Entities, their respective Subsidiaries or Affiliates and their respective shareholders, controlling persons and

Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company, the Part D Entities or their respective Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, shareholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, the Part D Entities, their respective Affiliates or Subsidiaries, shareholders or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their Affiliates or their Subsidiaries, stockholders or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any such information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub, their respective Affiliates or any of their respective Subsidiaries, stockholders or Representatives, except (x) as and only to the extent expressly set forth in this Agreement, the Voting Agreements and the Split-Off Agreements or (y) in the case of fraud.

ARTICLE V

COVENANTS

Section 5.1                                      Conduct of Business of the Company.  From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except as expressly contemplated by this Agreement or any of the Split-Off Agreements, as set forth in Section 5.1 of the Company Disclosure Letter or as required by Law, without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (x) conduct the operations of the Medicare Part D Business only in the ordinary course of business consistent with past practice, (y) maintain and preserve intact the Medicare Part D Business’ business organization, to retain the services of its current officers and key employees (it being understood that no increases in any compensation, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business and is permitted by this Section 5.1) and to preserve the good will of its material customers, suppliers, agents, employees and other Persons with whom it has material business relationships and (z) except as would not, individually or in the aggregate, be expected to result in a Company Material Adverse Effect, maintain compliance with all Health Care Laws.  Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or any of the Split-Off Agreements, as set forth in Section 5.1 of the Company Disclosure Letter or as required by Law, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed:

(a)                                  Organizational Documents.  Amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries;

(b)                                 Dividends.  Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company; provided that no Part D Entity shall make any dividend or distribution to any member of the Newco Group (as defined in the Separation Agreement);

(c)                                  Capital Stock.  (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Part D Employee any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell to any Part D Employee any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or issue any awards to any Part D Employee referenced to any security of the Company (other than pursuant to (A) the exercise of Company Options, (B) the vesting of Restricted Shares and/or Performance Shares and (C) the conversion of Preferred Stock, in each case outstanding as of the date of this Agreement) or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock, except, in the case of each of clauses (i) through (v), as permitted under Section 5.1(d);

(d)                                 Compensation and Benefits. (i)(A) Increase the compensation or benefits payable or to become payable to any Part D Employee or grant or modify any compensation awards to any Part D Employee, (B) grant or increase any severance or termination pay to any Part D Employee, (C) renew, enter into or amend any employment, service or severance agreement with any Part D Employee or (D) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy or program that, if in effect on the date of this Agreement, would be a Company Benefit Plan, except, in the case of each of clauses (A) through (D), (w) to the extent required by applicable Law, any Company Benefit Plan or other agreement as in effect on the date of this Agreement; (x) in the ordinary course of business consistent with past practice; (y) to comply with Section 409A of the Code and guidance applicable thereunder; or (z) in connection with the acceleration of certain payments as set forth in Section 5.1(d) of the Company Disclosure Letter or (ii) hire or transfer individuals into or out of the Medicare Part D Business, except for new hires at an annualized compensation level of $100,000 or less in the ordinary course of business consistent with past practice;

(e)                                  Acquisitions.  Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business, any material assets or properties, or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof that would (i) after the Effective Time, constitute a portion of the Medicare Part D Business, (ii) otherwise be material to the Company and its Subsidiaries, taken as a whole, or (iii) reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement and the Split-Off Agreements, except, in the case of clause (i), the acquisition of Investment Assets in the ordinary course of business consistent with past practice;

(f)                                    Dispositions.  Sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets of the Medicare Part D Business, including the capital stock of Subsidiaries of the Company, other than (i) in the ordinary course of business consistent with past practice, or (ii) pursuant to existing agreements in effect prior to the date of this Agreement as set forth on Section 5.1(f) of the Company Disclosure Letter;

(g)                                 Contracts.  (i) Enter into any Contract which if in effect as of the date of this Agreement would be a Material Contract, other than in the ordinary course of business consistent with past practice or as permitted under another subsection of this Section 5.1, (ii) enter into any Contract that would limit or otherwise restrict the Medicare Part D Business or any of its successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its controlled Affiliates or any of their successors, in each case from engaging or competing in any line of business or in any geographic area or (iii) terminate, cancel or request any material change in any Material Contract other than the expiration of any Material Contracts in accordance with its terms or in the ordinary course of business consistent with past practice;

(h)                                 Indebtedness; Guarantees.  Incur, assume or guarantee any indebtedness for borrowed money in excess of $10,000,000, other than in the ordinary course of business consistent with past practice pursuant to the Credit Agreement outstanding on the date of this Agreement (and referred to in the definition of Company Indebtedness), or in connection with interest rate hedges on terms in the ordinary course of business consistent with past practice;

(i)                                     Loans.  Make any loans, advances or capital contributions to (other than the extension of trade credit in the ordinary course of business), or investments in, any other Person in respect of the Medicare Part D Business, other than (i) subject to the terms of the Separation Agreement, by the Company or a Subsidiary of the Company to the Company or any of its Subsidiaries or (ii) to third-party agents in the ordinary course of business consistent with past practice;

(j)                                     Tax.  Make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, materially amend any Tax Returns or file any claim for material Tax refunds, enter into any closing agreement, enter into any material Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any customary commercial or financing agreements, entered into in the ordinary course of business consistent with past practices), settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund (including any such refund to the extent it is used to offset or otherwise reduce Tax liability);

(k)                                  Accounting. Change its accounting policies or procedures to the extent primarily related to or affecting the Medicare Part D Business, other than as required by GAAP or applicable Law;

(l)                                     Legal Actions.  Waive, release, assign, settle or compromise any material Legal Action that is primarily related to or materially affects the Medicare Part D Business, or enter into any material settlement agreement or other understanding or agreement with any Governmental Authority with respect to any Legal Action relating to the Medicare Part D Business other than any such waiver, release, assignment, settlement or compromise that is limited only to the payment of money not in excess of $500,000, individually, or $2,000,000, in the aggregate;

(m)                               Affiliate Transactions.  Enter into or amend any arrangement or Contract with any Affiliate or shareholder of the Company that (i) will be binding on any Part D Entity on or after the Effective Time or obligate any Part D Entity to make any payments after the date hereof to any such Affiliate or shareholder of the Company or (ii) would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(n)                                 Other Actions.  Take any action that would reasonably be expected to result in any of the conditions to the Split-Off or the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except in connection with a Takeover Proposal or a Company Adverse Recommendation Change, in each case in accordance with the terms of this Agreement; or

(o)                                 Related Actions.  Agree or commit to do any of the foregoing.

Section 5.2                                      Conduct of Business of Parent.  Until (x) the expiration or termination of the waiting period under the HSR Act (in the case of Section 5.2(a)) or (y) the Effective Time (in the case of Section 5.2(b)), Parent shall not, and shall not permit Merger Sub or any of its other Subsidiaries or Affiliates to, take any of the following actions, without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed:

(a)                                  Enter into, or permit any Subsidiary to enter into, any definitive agreement to acquire, by merger, consolidation, acquisition or equity interests or assets, or otherwise, any Part D lives or any Person engaged in the Medicare Part D prescription drug business, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger, consolidation, acquisition of equity interests or assets, or otherwise would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Required Consent or the expiration or termination of the waiting period under the HSR Act, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, (D) materially increase the likelihood that any relevant Governmental Authority may (i) require the divestiture of any assets of Parent, the Company or any of their respective Affiliates, (ii) limit in any respect Parent’s freedom of action with respect to, or its ability to consolidate and control, the Medicare Part D Business following the Effective Time or (iii) require taking any other action that would reasonably be expected to diminish the benefits reasonably expected to be derived by Parent on the date of this Agreement, in each case, as a result of the consummation of the transactions contemplated by this Agreement or (E) materially delay or prevent the consummation of the transactions contemplated by this Agreement; or

(b)                                 Take any action that would reasonably be expected to result in any of the conditions to the Split-Off or the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed; provided that in no event shall Parent be deemed to have breached this Section 5.2(b) by reason of any action permitted to be taken by Parent under Section 5.9 or Section 5.23 of this Agreement.

Section 5.3                                      Access to Information; Confidentiality.

(a)                                  The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, properties, books and records of (A) the Medicare Part D Business and the Part D Entities and (B) as reasonably necessary, the Non-Medicare Part D Business and Newco and the other Subsidiaries of the Company, and (ii) furnish promptly such information concerning (A) the Medicare Part D Business and the Part D Entities and (B) as reasonably necessary, Newco and the other Subsidiaries of the Company, as Parent or its Representatives may reasonably request.  Notwithstanding the foregoing, the Company shall not be required to provide such access if it determines that it would (i) cause a violation of any Material Contract, (ii) constitute a violation of any applicable Law or (iii) cause a material risk of disclosure of any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties.  Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such party existing as of the date of this Agreement or entered into in the ordinary course of business consistent with past practice after the date of this Agreement (provided that such party shall use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable).

(b)                                 Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated August 9, 2010 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3(b).

(c)                                  Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to conduct or cause to be conducted any intrusive environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the written consent of the Company in its reasonable discretion.

(d)                                 Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries (including the Medicare Part D Business) before the Effective Time.  Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries (including the Medicare Part D Business).

Section 5.4                                      Solicitation.

(a)                                  From the date of this Agreement until the date on which the Requisite Company Vote has been obtained, except as expressly permitted by Section 5.4(b), the Company shall not, nor shall the Company permit any of its Subsidiaries or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer with respect to a Takeover Proposal, or (ii) have any discussions (other than to state that the Company is not permitted to have discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any agreement, understanding or arrangement relating to a Takeover Proposal.  Immediately following the execution of this Agreement, the Company shall cease and cause to be terminated all discussions or negotiations conducted heretofore with any Person other than Parent with respect to any Takeover Proposal.

(b)                                 Notwithstanding Section 5.4(a), if, before obtaining the Requisite Company Vote and following the receipt by the Company of a Takeover Proposal from any Person, which Takeover Proposal was made after the date of this Agreement and did not result from a breach of this Section 5.4, the Company Board determines, in consultation with its legal and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, the Company may, in response to such Takeover Proposal, subject to compliance with this Section 5.4, (x) furnish access and information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to one or more confidentiality agreements on terms no less favorable to the Company than those contained in the Confidentiality Agreement (“Acceptable Confidentiality Agreements”) (provided that all such access and information has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person except to the extent the provision of such information would constitute a violation of applicable Law) and (y) participate in discussions and negotiations regarding such Takeover Proposal.  The Company shall advise Parent orally and in writing of the receipt of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal (in each case within 24 hours of receipt thereof) and specify the terms and conditions thereof and the identity of the Person(s) making such Takeover Proposal.  The Company shall notify Parent (within 24 hours) orally and in writing of any material modifications to the financial or other material terms of such Takeover Proposal or inquiry.

(c)                                  Except as set forth in Sections 5.4(d) or (e), the Company Board shall not, directly or indirectly, (i) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent (or take any action or make any statement that is inconsistent with the Company Board Recommendation) (a “Company Adverse Recommendation Change”), (ii) approve, endorse or recommend a Takeover Proposal or (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement to the extent permitted by Section 5.4(b)).

(d)                                 Notwithstanding Section 5.4(c), the Company Board may, before obtaining the Requisite Company Vote, in response to a Superior Proposal received by the Company Board after the date of this Agreement, make a Company Adverse Recommendation Change, but only if:

(i)                                     the Company Board has concluded in good faith, following consultation with its outside legal counsel, that, in light of such Superior Proposal, its failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law;

(ii)                                  such Superior Proposal did not result, directly or indirectly, from a breach by the Company of this Section 5.4;

(iii)                               the Company shall have first provided prior written notice to Parent of its intention to make a Company Adverse Recommendation Change, which notice shall include the most recent version of the proposed agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated and the identity of the Person(s) making such Superior Proposal; and

(iv)                              Parent does not make, within five Business Days after the receipt of such notice, a binding, written and complete (including any schedules or exhibits) proposal that the Company Board determines in good faith, after consultation with its financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal (it being understood that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification pursuant to the foregoing clause (iii) and a new five-Business Day period under this clause (iv)).

(e)                                  Nothing contained in this Section 5.4 shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided, in each case, that (x) any such action taken or disclosure made is consistent with this Section 5.4 and (y) unless the Company Board reaffirms the Company Board Recommendation in connection therewith within ten Business Days of the event that gave rise to such “stop, look and listen” statement, any such action or disclosure shall be deemed to constitute a breach of this Section 5.4(e); provided, further, that the foregoing proviso shall not apply following a Company Adverse Recommendation Change.

(f)                                    Notwithstanding Section 5.4(a), following the receipt by the Company of a bona fide, unsolicited written Takeover Proposal relating solely to the Non-Medicare Part D Business from any Person, which Takeover Proposal was made after the date of this Agreement and did not result from a breach of Section 5.4(a) or this Section 5.4(f), the Company may, in response to such Takeover Proposal, (x) furnish access and information with respect to the Non-Medicare Part D Business (but not any non-public information with respect to the Medicare Part D Business) to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement and (y) participate in discussions and negotiations regarding such Takeover Proposal; provided, that, prior to the Effective Time, the Company (i) shall not enter into any agreement, understanding or arrangement with respect to any such Takeover Proposal (other than an Acceptable Confidentiality Agreement) and (ii) shall not participate in discussions or negotiations regarding such Takeover Proposal if such participation would reasonably be expected to (A) adversely affect the Medicare Part D Business following the Effective Time or (B) materially delay or prevent the consummation of the transactions contemplated by this Agreement.  For purposes of this Section 5.4(f) only, the definition of the term “Takeover Proposal” shall be interpreted solely by reference to the Non-Medicare Part D Business.

Section 5.5                                      Preparation of the Newco Form S-4 and Company Proxy Statement.

(a)                                  As promptly as practicable following the date of this Agreement, the Company and Newco shall prepare a draft of the Newco Form S-4 (of which the Company Proxy Statement shall be a part).  Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Newco Form S-4 and the Company Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Newco Form S-4 and the Company Proxy Statement and resolution of any comments referred to below.

(b)                                 The Company agrees that none of the information to be included or incorporated by reference in (i) the Newco Form S-4 will, at the time it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Company Proxy Statement will, at the date it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Newco Form S-4 or the Company Proxy Statement to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Newco Form S-4 or the Company Proxy Statement for inclusion or incorporation by reference therein.  Parent and Merger Sub hereby covenant and agree that none of the information to be supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Newco Form S-4 will, at the time it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Company Proxy Statement shall, at the date it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference in either the Newco Form S-4 or the Company Proxy Statement to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Newco Form S-4 or the Company Proxy Statement for inclusion or incorporation by reference therein.

(c)                                  The Company shall use reasonable best efforts to (i) respond to any comments on the Newco Form S-4 and the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following the date of this Agreement.  The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence relating to the Newco Form S-4 and the Company Proxy Statement between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.

(d)                                 Before the filing or mailing of the Newco Form S-4 and the Company Proxy Statement or responding to any such comments or requests, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Newco Form S-4 and the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(e)                                  The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has made a Company Adverse Recommendation Change in accordance with this Agreement.

Section 5.6                                      Company Shareholders Meeting.  Subject to Section 5.4, following the clearance of the Company Proxy Statement by the SEC and following such time as the Newco Form S-4 is declared effective under the Securities Act, the Company shall call and hold the Company Shareholders Meeting as promptly as practicable following the mailing of the definitive Company Proxy Statement for the purpose of voting on adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may (at the reasonable request of Parent, will) postpone or adjourn the Company Shareholders Meeting: (i) with the consent of Parent; (ii) for the absence of a quorum; or (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure with respect to the transactions contemplated by this Agreement or the Split-Off Agreements which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting.  Except following a Company Adverse Recommendation Change, the Company shall (a) use reasonable best efforts to solicit or cause to be solicited from its shareholders proxies in favor of adoption of this Agreement and (b) take all other action reasonably necessary or advisable to secure the Requisite Company Vote.  Notwithstanding anything to the contrary contained herein, the adoption of this Agreement shall be submitted to a vote of the Company’s shareholders at the Company Shareholders Meeting whether or not the Company Board has made a Company Adverse Recommendation Change.

Section 5.7                                      Employees; Benefit Plans.

(a)                                  For a period of one year following the Closing Date (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, provide to each Part D Employee (i) salary, hourly wage rate, short-term (annual or more frequent) bonus or commission opportunity and other compensation (excluding equity and equity-based awards which will remain discretionary) that are no less favorable and (ii) benefits that are no less favorable, in the aggregate, than those provided to such Part D Employee under the Company’s and its Subsidiaries’ compensation and benefit plans, programs, policies, agreements and arrangements in effect immediately prior to the Effective Time.  For the sake of clarity, and without limiting the generality of the foregoing, Parent shall provide each Part D Employee with the opportunity to enroll in the compensation and benefit plans of Parent, the Surviving Corporation or any of their respective Affiliates as of the Effective Time; provided that Parent shall have received all information necessary to effectuate such enrollment.

(b)                                 2010 Bonus Plan.  The Company may pay bonuses to Part D Employees and other Company employees in respect of calendar year 2010 in the ordinary course of business consistent with past practice.

(c)                                  2011 Bonus Plan.  The target bonus opportunity for the year ended December 31, 2011 for each Part D Employee shall be not less than such Part D Employee’s target bonus opportunity for the year ended December 31, 2010.  Pursuant to the Company Severance Plan, each Part D Employee will be entitled to receive a pro-rated bonus applicable to such Part D Employee in the event such Part D Employee is terminated without Cause (as defined in Section 5.7(d) of the Company Disclosure Letter) or resigns for Good Reason (as defined in Section 5.7(d) of the Company Disclosure Letter) prior to the twelve (12) month anniversary of the Closing Date (provided that (x) the provisions of this sentence shall not result in the duplication of bonus payments to such Part D Employee and (y) for the avoidance of doubt, the pro-rated portion of any bonus payment for an Part D Employee shall assume a target bonus payout for such pro-rated period).

(d)                                 As to each Part D Employee, Parent shall honor the Company severance program set forth on Section 5.7(d) of the Company Disclosure Letter (the “Company Severance Plan”).

(e)                                  [Reserved].

(f)                                    The Company may establish a retention pool (the “Retention Pool”) prior to the Effective Time providing for the payment of retention bonuses to certain Part D Employees in connection with the Merger for the purpose of retaining the services of such Part D Employees, on the terms set forth on Section 5.7(f) of the Company Disclosure Letter.  Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid the retention bonuses pursuant to the terms set forth on Section 5.7(f) of the Company Disclosure Letter.

(g)                                 For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates providing benefits to any Part D Employee after the Effective Time (the “New Plans”), each Part D Employee shall receive full credit for such Part D Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Part D Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits).  In addition, where applicable, and without limiting the generality of the foregoing, subject only to (i) Parent receiving all information necessary with respect to Part D Employees and (ii) any required approval of the applicable insurer, which Parent agrees to use or cause the Surviving Corporation or any Subsidiaries and Affiliates to use, commercially reasonable efforts to obtain, if any:  (1) at the Effective Time, each Part D Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Part D Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (2) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Part D Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (3) Parent shall cause all eligible expenses incurred by each Part D Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Part D Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Part D Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(h)                                 With respect to any accrued but unused paid time off to which any Part D Employee is entitled pursuant to the paid time off policy applicable to such Part D Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, (i) allow such Part D Employee to use such accrued paid time off and, (ii) if any Part D Employee’s employment terminates during the Continuation Period under circumstances entitling the Part D Employee to severance pay under the Company Severance Plan, pay the Part D Employee, in cash, an amount for a number of days of paid time off calculated as follows:  (A) the number of accrued days of paid time off to which the Part D Employee is entitled as of the date of such termination, and (B) reducing this number by the number of days of paid time off actually used by the Part D Employee prior to the date of termination.

(i)                                     The Company shall, and shall cause its Subsidiaries to, provide to Parent and its Representatives access at all reasonable times to the Part D Employees and the employment and personnel records and data relating to the Part D Employees to the maximum extent permitted under applicable Law.

(j)                                     Nothing in this Section 5.7, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.7.

Section 5.8                                      Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law (but subject, for the avoidance of doubt, to the limitations set forth in Section 5.9) each of the parties to this Agreement shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.  The terms of this Section 5.8 shall not limit the rights of the Company set forth in Section 5.4 or impose any obligations on Parent or Merger Sub that are not specifically provided for in this Agreement.

Section 5.9                                      Consents; Filings; Further Action.

(a)                                  Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall use its best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, the NYBCL, the rules and regulations of the Applicable Exchange, any other national securities exchange or NASDAQ, CMS, state insurance Laws and any other applicable Law, (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.9 to (x) cause the expiration of the applicable waiting periods, or (y) obtain receipt of required consents, approvals or authorizations, including the Required Consents, as applicable, under such Laws, rules and regulations as soon as practicable, and (iv) defend any Legal Actions, including with respect to matters involving any Section 5.23 Person, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining Order or any other Order entered by any court or other Governmental Authority vacated or reversed.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party’s outside antitrust or applicable regulatory counsel (and to the non-filing party upon consent of the filing party, such consent not to be unreasonably withheld or delayed) before filing.  Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b)                                 As promptly as practicable after the date of this Agreement and in any event no later than ten Business Days after the date of this Agreement, unless the parties agree to file at a later date, each of Parent and the Company shall file and not withdraw any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice under the HSR Act, as applicable, to request early termination of the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)                                  Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement.  If Parent or the

Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request.  Prior to delivery of such response, to the extent practicable, such party shall provide the other party with a reasonable opportunity to review and comment on such response.  No party shall participate in any meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.

(d)                                 Without limiting the foregoing, but subject to Section 5.9(e), each of Parent and the Company shall promptly take, in order to consummate the transactions contemplated hereby, all actions necessary to (i) avoid the entry of, or to effect the dissolution of or vacate or lift, any Order of or sought by a Governmental Authority that would have the effect of preventing or delaying the Closing and (ii) resolve any objections asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any applicable Law, including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority, (B) selling, divesting or otherwise conveying particular assets or categories of assets or businesses of Parent and its Subsidiaries and (C) agreeing to sell, divest or otherwise convey any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time.

(e)                                  Notwithstanding anything herein to the contrary, Parent shall not be required and the Company shall not be permitted by this Section 5.9 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets (of Parent, the Company or any of their respective Affiliates) collectively representing in excess of the amount of premium revenues set forth on Section 5.9(e) of the Company Disclosure Letter (measured on the basis of premium revenues attributable to such assets for the 2010 fiscal year) (the “Maximum Divestiture Amount”), (ii) limit in any respect Parent’s freedom of action with respect to, or its ability to consolidate and control, the Medicare Part D Business following the Effective Time or (iii) require taking any other action that would reasonably be expected to diminish the benefits reasonably expected to be derived by Parent on the date of this Agreement from the acquisition (whether by reason of impact on Parent’s existing businesses or assets or on the Medicare Part D Business), in such a manner that Parent would not have entered into this Agreement in the face of such diminished benefits unless in the case of clauses (ii) and (iii) such actions would not, individually or in the aggregate, reasonably be expected to have a Company

Material Adverse Effect or a Parent Material Adverse Effect at or following the Effective Time (a “Regulatory Material Adverse Effect”).

Section 5.10                                Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about (i) this Agreement or any of the transactions contemplated by this Agreement or (ii) the Split-Off Agreements or any of the transactions contemplated by the Split-Off Agreements.  Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement; provided, however, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 5.4(d) and Section 5.4(e).  Notwithstanding the foregoing, without the prior consent of the other parties, the Company may (a) communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law to the extent such communications consist of information included in a press release or other document previously approved for external distribution by Parent and (b) issue public statements or disseminate information to the extent solely related to the Newco Group or the operation of the Non-Medicare Part D Business; provided, however, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 5.4(d) and Section 5.4(e).  Each of Parent and the Company will issue a separate (but mutually agreed upon) press release announcing the execution of this Agreement.

Section 5.11                                Applicable Exchange De-listing.  Parent shall cause the Common Stock to be de-listed from the Applicable Exchange and de-registered under the Exchange Act at or as soon as practicable following the Effective Time.

Section 5.12                                Newco Common Stock Listing.  The Company shall use reasonable best efforts to cause the shares of Newco Common Stock to be distributed in the Split-Off to be approved for listing on a national securities exchange, or approved for quotation on NASDAQ, in each case subject to official notice of issuance, prior to the Effective Time.

Section 5.13                                Fees and Expenses.

(a)                                  Except as explicitly provided otherwise in this Agreement, all Transaction Expenses incurred by any party to this Agreement or on its behalf shall be paid by the party incurring such Transaction Expenses.

(b)                                 [Reserved.]

(c)                                  Regardless of whether the Merger is consummated, Parent shall pay (i) all Consent Expenses and (ii) all Transaction Litigation Expenses.

Section 5.14                                Takeover Statutes.  Unless the Company Board has made a Company Adverse Recommendation Change in accordance with this Agreement, if any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.15                                Obligations of Merger Sub.  Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.16                                Rule 16b-3.  Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17                                Resignation of Directors.  The Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of any of the Part D Entities in writing reasonably in advance of the Closing (such resignations to be effective at the Effective Time).

Section 5.18                                Split-Off and Related Matters.

(a)                                  Prior to the Effective Time and pursuant to the terms of the Separation Agreement, (i) the Company shall, and shall cause Newco to, enter into a Tax Matters Agreement (the “Tax Matters Agreement”) in the form attached to the Separation Agreement as Exhibit A thereto, and (ii) the Company and its Subsidiaries shall consummate the Separation (as defined in the Separation Agreement) upon the terms and subject to the conditions set forth in the Split-Off Agreements.

(b)                                 Prior to the Effective Time and pursuant to the terms of the Separation Agreement, the Company and a Subsidiary of Newco shall enter into a Reinsurance Agreement (the “Reinsurance Agreement”) and a Pharmacy Benefits Management Agreement (the “PBM Agreement”), in each case in accordance with the terms set forth in the Exhibits A and B, respectively, and in a form that is otherwise mutually satisfactory to the Company and Parent.

(c)                                  Within thirty (30) days of the date of this Agreement, the Company shall cause American Progressive Life & Health Insurance Company of New York, a New York domiciled insurance company and Subsidiary of the Company (“American Progressive”), to (i) enter into a Novation Agreement with Parent or a Subsidiary of Parent in the form required by CMS (the “Novation Agreement”) and (ii) submit the Novation Agreement to CMS for approval, in each case in accordance with the CMS novation regulations.  In addition, within forty-five (45) days of the date of this Agreement, the Company shall cause American Progressive to (i) enter into a customary reinsurance agreement (the “Part D Reinsurance Agreement”) with Parent or a Subsidiary of Parent (the “Part D Reinsurer”) pursuant to which the Part D Reinsurer will reinsure on a 100% co-insurance basis all of the Liabilities and receive the benefit of all of the rights of the Medicare Part D Business held by American Progressive (the “AmPro Part D Business”), including the right to control the operation of that business; and (ii) seek any required approval from the New York Department of Insurance. Subject to CMS approval, the Novation Agreement shall be effective as of January 1, 2012 or such earlier date as directed by the Part D Reinsurer (the “Novation Effective Date”), in either case, with economic effect as of January 1, 2011.  The Novation Agreement, or such other agreement as may be determined by the parties to this Agreement, shall provide that, on the Novation Effective Date, the Part D Reinsurer shall pay to American Progressive the Novation Allocation Amount plus the amount of any loss by American Progressive in respect AmPro Part D Business since January 1, 2011 to such effective date minus any gains by American Progressive in respect of the AmPro Part D Business since January 1, 2011 to such effective date, but only to the extent that such gains and losses have not been determined to be gains and losses pursuant to the Part D Reinsurance Agreement.  Subject to any required New York Department of Insurance approval, the Part D Reinsurance Agreement shall take effect as of the Effective Time and terminate as of the Novation Effective Date.

(d)                                 Immediately prior to the Effective Time, the Company and Newco shall enter into a transition services agreement upon the terms set forth on Exhibit C (the “Transition Services Agreement”), which shall set forth the provision of transition support and other transition services after the Effective Time between the Newco Group and the Part D Group (as such terms are defined in the Separation Agreement).

(e)                                  As soon as practicable following the date of this Agreement, the Company and Parent shall work together in good faith to complete the Reinsurance Agreement, the PBM Agreement, the Novation Agreement and the Transition Services Agreement upon the terms contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of the Company and Parent shall use reasonable best efforts to make available and cause the necessary personnel to work together in good faith to finalize the terms of each such Split-Off Agreement no later than March 15, 2011 (the “Split-Off Agreement Date”).  In the event that the Company and Parent fail to agree upon the terms of any such Split-Off Agreement by the Split-Off Agreement Date, the Company and Parent shall appoint a mutually acceptable arbitrator with experience resolving commercial disputes and commercial agreements within the healthcare insurance industry (the “Requisite Experience”) to assist in resolving any disputes between parties relating to the terms of such Split-Off Agreement (the “Split-Off Agreement Arbitrator”).  If the Company and Parent cannot agree upon a mutually acceptable arbitrator to be the Split-Off Agreement Arbitrator, then each of the Company and Parent shall select an arbitrator possessing the Requisite Experience, which two arbitrators shall mutually agree upon a third arbitrator possessing the Requisite Experience, who shall be appointed the Split-Off Agreement Arbitrator.  Within fifteen (15) days of such appointment, each of the Company and Parent shall submit to the Split-Off Arbitrator such Person’s proposed terms of such Split-Off Agreement, including such Person’s proposed final form of Split-Off Agreement. The Split-Off Agreement Arbitrator shall as promptly as practicable, and in no event more than forty-five (45) days follow its receipt of such submissions, review the terms of this Agreement and the terms of such Split-Off Agreement set forth in the applicable Exhibit and determine the final form of Split-Off Agreement in accordance with the terms thereof.  Such decision by the Split-Off Agreement Arbitrator shall be final and binding upon the Company and Parent.  The cost of such review and determination shall be borne equally by the Company and Parent.

(f)                                    From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, without the prior written consent of Parent, such consent shall not be unreasonably withheld or delayed, the Company shall not (i) enter into any Contract (other than a Contract that is expressly contemplated by the Separation Agreement) between any of the Part D Entities, on the one hand, and Newco or any other Subsidiary of the Company (other than the Part D Entities), on the other hand, or (ii) amend, waive any rights under, or otherwise modify, or terminate, any Split-Off Agreement.

Section 5.19                                Notification of Certain Matters.

(a)                                  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence of any event known to it which would reasonably be expected to, individually or in the aggregate, (i) in the case of the Company, have a Company Material Adverse Effect, or, in the case of Parent, have a Parent Material Adverse Effect, (ii) cause any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time or (iii) cause any authorization, consent, Order, declaration or approval of any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement to not be obtained by the Termination Date or (b) any action, suit, proceeding, inquiry or investigation pending or, to the Knowledge of the Company or Parent, threatened which questions or challenges the validity of this Agreement or any Split-Off Agreement or the ability of any party to consummate the transactions contemplated hereby or thereby; provided, however, that the delivery of any notice pursuant to this Section 5.19 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

(b)                                 Subject to applicable Law, the Company shall provide to Parent copies of (x) all material written notices received from any Governmental Authority by the Company or any of its Subsidiaries to the extent such notice is primarily related to the Medicare Part D Business and (y) all material written notices received from CMS by the Company or any of its Subsidiaries, in each case from and after the date of this Agreement until the Effective Time, provided that the foregoing shall not apply to the Company’s communications with CMS concerning the resolution of matters set forth in the November 2010 CMS Letter (as defined in Section 3.12 of the Company Disclosure Letter), except to the extent related, directly or indirectly, to the Medicare Part D Business.

Section 5.20                                Adjustment Certificates.

(a)                                  No later than March 14, 2011, the Company shall deliver to Parent a certificate executed by the Chief Financial Officer of the Company (the “Statutory Capital Adjustment Certificate”) setting forth the amount of each of (i) the Statutory Capital of Penn Life relating to the Medicare Part D Business as of December 31, 2010 (as adjusted, if at all, pursuant to Section 5.20(e), the “Statutory Capital 12/31 Amount”), (ii) the 2010 Annual Statement of Penn Life as filed with the Insurance Department of the State of Pennsylvania and (iii) the Authorized Control Level of Penn Life relating to the Medicare Part D Business as of December 31, 2010 (as adjusted, if at all, pursuant to Section 5.20(e), the “Authorized Control Level Amount”), in each case as calculated in accordance with the methodologies set forth in Section 5.20 of the Company Disclosure Letter.  No later than three Business Days prior to the Effective Time, the Company shall deliver to Parent a certificate executed by the Chief Financial Officer of the Company (the “Closing Date Indebtedness Certificate”) setting forth the amount of the Company Indebtedness (the “Closing Date Indebtedness Amount”).

(b)                                 From and after the date of the delivery of the Closing Date Indebtedness Certificate to the Effective Time, the Company shall not incur, assume or guarantee any indebtedness for borrowed money in excess of the amount of Company Indebtedness set forth in the Closing Date Indebtedness Certificate.

(c)                                  Within fifteen (15) days after Parent’s receipt of the Statutory Capital Adjustment Certificate, Parent shall deliver to the Company a written statement either accepting the Statutory Capital Adjustment Certificate or specifying any objections thereto (including therein Parent’s calculations of such amounts and Parent’s grounds for such disagreement in reasonable detail) (a “Statutory Capital Objections Statement”).  The Statutory Capital Objections Statement shall specify those items or amounts as to which Parent disagrees, and Parent shall be deemed to have agreed with all other items and amounts contained in the calculations delivered by the Company pursuant to Section 5.20(a).

(d)                                 If Parent shall have delivered a Statutory Capital Objections Statement, the Company and Parent shall, during the fifteen (15) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amounts set forth in the Statutory Capital Adjustment Certificate.  If the Company and Parent are unable to reach such agreement during such period, they shall promptly thereafter appoint an independent accountant of nationally recognized standing reasonably satisfactory to the Company and Parent (the “Statutory Capital Accounting Firm”) to promptly review this Agreement and the disputed items or amounts for the purpose of calculating the amounts set forth in the Statutory Capital Adjustment Certificate. In making such calculations, the Statutory Capital Accounting Firm shall consider only those items or amounts in the Statutory Capital Objections Statement.  The Statutory Capital Accounting Firm, acting as experts and not as arbitrators, shall determine in accordance with the methodologies set forth in Section 5.20 of the Company Disclosure Letter, the actual Statutory Capital 12/31 Amount and the Authorized Control Level Amount and shall deliver to the Company and Newco a written report setting forth such calculations. Such report shall be final and binding upon the Company and Parent.  The cost of such review and report shall be borne equally by the Company and Parent.

(e)           The parties agree that they will, and agree to cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the calculations of the amounts set forth in the Statutory Capital Adjustment Certificate and in the conduct of the reviews referred to in this Section 5.20, including by making available to the extent necessary their respective books, records, work papers and personnel.

(f)            The Statutory Capital 12/31 Amount and the Authorized Control Level Amount as of the Effective Time shall equal the amount determined under this Section 5.20 by agreement of the parties pursuant to Section 5.20(d) or by the Statutory Capital Accounting Firm pursuant to Section 5.20(e).

Section 5.21           Termination of Medco Agreement.  On the date of this Agreement, the Company shall deliver to Medco Health Solutions, Inc. a notice of termination of that certain Subcontract for Medicare Part D Prescription Benefits Management Services, dated January 1, 2009, between Medco Health Solutions, Inc. and MemberHealth, LLC, pursuant to Section 8.2.6 thereof and otherwise in accordance with the terms thereof.

Section 5.22           2012 CMS Bid Process.

(a)           The Company shall, and shall cause the Part D Entities to, use commercially reasonable efforts consistent with past practice to participate in the Medicare Part D bid process for the 2012 plan year.  If the Closing has not occurred on or prior to May 1, 2011, the Company and Parent shall immediately thereafter jointly appoint an actuarial firm from among those firms set forth on Section 5.22 of the Company Disclosure Letter, which firm shall be reasonably acceptable to the Company and Parent (the “Actuarial Firm”), to review the bid submission(s) of the Company and/or the Part D Entities for the 2012 plan year (the “Bid Submission”) solely for the purpose of determining whether the Bid Submission constitutes a good faith bid consistent with the Company’s past practice in all material respects (a “Good Faith Bid”).  The Actuarial

Firm shall not be permitted to disclose to Parent or any of its Affiliates any information relating to the Bid Submission other than to state whether or not the Bid Submission constitutes a Good Faith Bid.

(b)           Within five Business Days from the date of appointment, the Company shall deliver the Bid Submission to the Actuarial Firm and the Actuarial Firm shall as soon as practicable, but in any event within seven days after receipt thereof, notify the Company of its determination as to whether the Bid Submission constitutes a Good Faith Bid. To the extent that the Actuarial Firm determines that the Bid Submission is not a Good Faith Bid, the Company shall work together with the Actuarial Firm in good faith to resolve any material issues identified by the Actuarial Firm in respect of the Bid Submission.

(c)           Nothing in this Section 5.22 shall be deemed to give Parent or any of its Affiliates any direct or indirect control of any bid submission of the Company or the Part D Entities prior to the Effective Time.

Section 5.23           Relationships with Certain Parties.  From the date hereof until the Effective Time, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, consult and cooperate with each other concerning the communications of the Company and Parent with the Persons set forth on Section 5.23 of the Company Disclosure Letter (the “Section 5.23 Persons”) relating (a) to the Contracts between the Company and its Affiliates, on the one hand, and the Section 5.23 Persons, on the other hand, and (b) in any material respect to this Agreement, the Split-Off Agreements or the transactions contemplated hereby or thereby ((a) and (b) collectively, the “Section 5.23 Matters”).  In furtherance of the foregoing, neither the Company nor Parent shall participate in any meeting, or engage in any material substantive conversation, in each case relating to the Section 5.23 Matters, with any Section 5.23 Person without giving the other party prior notice of the meeting or conversation and the opportunity to attend or participate.  Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Section 5.23 Person relating to the Section 5.23 Matters, and neither party shall enter into any understandings, undertakings or agreements (oral or written) with any Section 5.23 Person without the prior consent of the other party, in each case relating to the Section 5.23 Matters.  Prior to any written communication with a Section 5.23 Person relating to the Section 5.23 Matters, the Company or Parent, as the case may be, shall provide the other party with a reasonable opportunity to review and comment on such communication and shall include in such communication all comments reasonably proposed by such other party. Neither the Company nor Parent shall take any actions with respect to the Section 5.23 Matters that, to the Knowledge of the Company or Parent, as applicable, would reasonably be expected to prevent or to materially impede, delay or interfere with the Merger, the Split-Off or the other transactions contemplated by this Agreement or the Split-Off Agreements.  Promptly following the date of this Agreement, Parent and the Company shall meet jointly with the Section 5.23 Persons and Parent shall communicate the matters set forth on Section 5.23 of the Company Disclosure Letter to the Section 5.23 Persons.  For the avoidance of doubt, each of the Company and Parent acknowledges that the other party maintains an ongoing business relationship with Section 5.23 Persons, and this Section 5.23 shall not prohibit the Company or Parent from engaging in communications or meetings with Section 5.23 Persons in the ordinary course of business consistent with past practice that are unrelated to the Section 5.23 Matters.  Neither Parent nor the Company shall be entitled to participate in, or receive notice of, any such excluded communications.

Section 5.24           Certain Litigation.

(a)           Parent shall assume the control and defense at its own expense of all shareholder litigation against (i) the Parent, any of their respective Subsidiaries or any directors or officers of Parent or its Subsidiaries or (ii) the Company, any of its Subsidiaries or any of directors or officers of the Company or its Subsidiaries (such Persons set forth in this clause (ii), the “Covered Persons”), in each case, arising out of or in connection with the Separation, the Split-Off or the Merger (collectively, the “Shareholder Litigation”); provided that the Covered Persons shall have the right to participate in (but not control) such proceedings and to be represented by one counsel for all Covered Persons of their choosing.  The reasonable fees and expenses of such separate counsel shall constitute Transaction Litigation Expenses.  Whether or not the Merger is consummated, Parent shall reimburse, indemnify and hold harmless each Covered Person for all costs and expenses incurred by the Company, its Subsidiaries and the Covered Persons in connection with the Shareholder Litigation (including, for the avoidance of doubt, all Transaction Litigation Expenses, which may include only the reasonable fees and expenses of one counsel for all Covered Persons).  Each Covered Person shall be a third-party beneficiary of this Section 5.24.

(b)           Parent shall obtain the prior written consent of the Company and the Covered Persons (which shall not be unreasonably withheld or delayed) before entering into any settlement, understanding or other agreement relating to such Shareholder Litigation.

(c)           Each party shall cooperate, and cause its Affiliates to cooperate, in the defense of any Shareholder Litigation and shall furnish or cause to be furnished such records, information and testimony, and attend, at Parent’s expense, such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 5.25           Designated Bonds.

(a)           From time to time following the date of this Agreement (but no more than two (2) times prior to the Designation Date (as defined below)), the Company shall deliver to Parent at Parent’s request a schedule setting forth all bonds held by the Company and its Subsidiaries.  Such schedule shall set forth the material terms of each bond held by the Company and its Subsidiaries as of such date, including such bond’s outstanding principal amount, maturity date, original purchase price, investment credit rating and whether such bonds relate to the Medicare Part D Business or the Non-Medicare Part D Business.

(b)           Subject to the terms and conditions in this Section 5.25, Parent shall be entitled to designate one or more bonds held by the Company and its Subsidiaries (other than the Newco Bonds (as defined in the Separation Agreement)) with an investment credit rating of A2/A or lower to be sold by the Company prior to the Effective Time (such bond(s), the “Designated Part D Bonds”).  No less than 30 Business Days and no more than 60 Business Days prior to the Effective Time (the “Designation Date”), Parent shall identify by irrevocable written notice to the Company all Part D Designated Bonds.  Following receipt of such notice, the Company shall, prior the Effective Time, (i) sell (at the Company’s option) such Part D Designated Bonds to (A) a third party or (B) a member of the Newco Group (in the case of this clause (B) for a price equal to the fair market value of such Part D Designated Bond (valued as if such Part D Designated Bond were sold in an arm’s length transaction) and (ii) thereafter acquire, with the proceeds of such sale, bonds with an individual investment credit rating of A1/A+ or above (the “Designated Bond Exchange”).  Any gain or loss arising out of the Designated Bond Exchange (calculated by applying the value of the Part D Designated Bonds on a basis consistent with the Company’s historical valuation methods) shall be taken into account for purposes of determining Newco Cash in accordance with the terms of the Separation Agreement.

Section 5.26           Parent Standstill.  From the date of this Agreement until the Closing, Parent shall not, and shall not permit any person acting on behalf of Parent to, directly or indirectly, acquire (i) any Securities of the Company or (ii) any derivative contracts or derivative securities that give Parent or any Person acting on behalf of Parent the economic or voting equivalent of ownership of Securities of the Company.

ARTICLE VI

CONDITIONS

Section 6.1             Conditions to Each Party’s Obligation to Effect the Split-Off and the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)           Company Shareholder Approval.  This Agreement shall have been duly adopted by the Requisite Company Vote.

(b)           Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c)           Required Regulatory Approvals.  All Required Consents shall have been obtained or, in the case of notices, made.

(d)           Newco Form S-4.  The Newco Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e)           No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that enjoins or otherwise prohibits consummation of the Merger, the Separation or the Split-Off.

(f)            Split-Off Transactions.  Except as set forth in Section 2.01(b) of the Separation Agreement, the transactions contemplated by Section 5.18, including the Separation, shall have been consummated in accordance with the terms of this Agreement and the Split-Off Agreements (including the satisfaction of all conditions to the Separation set forth in the Separation Agreement).

Section 6.2             Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.1 (Organization and Power), Section 3.4 (Corporate Authorizations), Section 3.23 (Takeover Statutes), Section 3.31 (Opinion of Financial Advisor) and Section 3.32 (Brokers) shall be true and correct in all material respects, (ii) the representation and warranty set forth in Section 3.12(b) (Absence of Certain Changes) shall be true and correct in all respects, and (iii) the remaining representations and warranties of the Company contained in Article III (Representations and Warranties of the Company) shall be true and correct, in each case as of the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except, in the case of clause (iii) only, where the failure of any such representations and warranties to be so true and correct (without regard to any materiality or Company Material Adverse Effect qualifications set forth in any such representation or warranty) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Obligations.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement, and the Company and its Subsidiaries shall have performed in all material respects all obligations required to be performed by them under the Split-Off Agreements, in each case at or before the Closing Date.

(c)           Absence of Company Material Adverse Effect.  No event, circumstance, development, change or effect shall have occurred since the date of this Agreement that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)           Officer’s Certificate.  Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3             Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of each of Parent and Merger Sub set forth in Section 4.3(a) (Corporate Authorization) and Section 4.5(c) (Ownership of Common Stock) shall be true and correct in all material respects, and (ii) the remaining representations and warranties of each of Parent and Merger Sub contained in Article IV (Representations and Warranties of Parent and Merger Sub) shall be true and correct, in each case as of the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except, in the case of clause (ii) only, where the failure of any such representations and warranties to be so true and correct (without regard to any materiality or Parent Material Adverse Effect qualifications set forth in any such representation or warranty) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c)           Officer’s Certificate.  The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d)           Newco Common Stock Listing.  The shares of Newco Common Stock issuable to the Company’s shareholders pursuant to Article II shall have been approved for listing on a national securities exchange, or approved for quotation on NASDAQ, in either case subject only to official notice of issuance.

Section 6.4             Frustration of Closing Conditions.  Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was principally caused by such party’s breach of any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1             Termination by Mutual Consent.  This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 7.2             Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a)           whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by December 31, 2011 (the “Termination Date”), except that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b)           if this Agreement has been submitted to the shareholders of the Company for adoption at a duly convened Company Shareholders Meeting (or adjournment or postponement thereof) and the Requisite Company Vote is not obtained upon a vote taken thereon; or

(c)           whether before or after obtaining the Requisite Company Vote, if any Law or Order is enacted, issued, promulgated, enforced or entered that permanently enjoins or otherwise prohibits consummation of the Merger, the Separation or the Split-Off, and (in the case of any Order) such Order has become final and nonappealable.

Section 7.3             Termination by Parent.  This Agreement may be terminated by Parent at any time before the Effective Time:

(a)           if the Company Board effects a Company Adverse Recommendation Change;

(b)           if (i) the Company Board approves, endorses or recommends to shareholders a Superior Proposal or (ii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced before obtaining the Requisite Company Vote and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders within ten Business Days after commencement;

(c)           if there shall have been an intentional and material breach of Section 5.4;

(d)           if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and has not been cured by the Company within 45 Business Days after the Company’s receipt of written notice of such breach from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.3(d) if Parent or Merger Sub is then in breach of any of their representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied; or

(e)           if all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of this Agreement by the Company or any of its Affiliates and conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied) and the Company has failed to fulfill its obligation and agreement herein to consummate the Closing within three Business Days following written notice of such satisfaction from Parent.

Section 7.4             Termination by the Company.  This Agreement may be terminated by the Company at any time before the Effective Time:

(a)           if Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) has not been cured by Parent within 45 Business Days after Parent’s receipt of written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(a) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied; or

(b)           if all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of this Agreement by Parent or any of its Affiliates and conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied) and Parent and Merger Sub have failed to fulfill their obligation and agreement herein to consummate the Closing within three Business Days following written notice of such satisfaction from the Company.

Section 7.5             Effect of Termination.  If this Agreement is terminated pursuant to this Article VII, except as set forth in this Section 7.5, it shall become void and of no further force and effect, with no liability (except as provided in Section 7.6) on the part of any party to this Agreement (or any shareholder or Representative of such party), except that, subject to Section 7.6, if such termination results from the willful (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Damages incurred or suffered by the other parties as a result of such failure or breach.  The parties acknowledge that Damages sought by the Company in connection with any such willful failure or breach by Parent or Merger Sub can be based on, or otherwise take into account, the consideration that would have otherwise been payable to the shareholders of the Company pursuant to this Agreement.  The provisions of Section 5.3(b) (Confidentiality), Section 5.13 (Fees and Expenses), this Section 7.5 (Effect of Termination), Section 7.6 (Fees and Expenses Following Termination) and Article VIII (Miscellaneous) shall survive any termination of this Agreement.

Section 7.6             Fees and Expenses Following Termination.

(a)           Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.13.

(b)           The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee:

(i)            if this Agreement is terminated by Parent pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), in which case payment shall be made within two Business Days following such termination; or

(ii)           if (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b), (B) after the date of this Agreement and prior to the date of such termination, a Takeover Proposal shall have been communicated to the Company Board, publicly made or publicly proposed to the Company or otherwise publicly announced (which has not been publicly withdrawn), in each case prior to the Company Shareholders Meeting, and (C) within twelve months following the date of such termination, the Company consummates, or enters into a Contract providing for the implementation of, a Takeover Proposal, in which case payment shall be made concurrently with such consummation or the entry into such Contract, as applicable.  For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “15%” shall be deemed to be replaced by the figure “more than 50%”.

(c)           For purposes of this Agreement, the “Company Termination Fee” means an amount in cash equal to $36,000,000, plus actual and reasonable documented out-of-pocket costs and expenses incurred prior to the date of termination in connection with the transactions contemplated by this Agreement and the Split-Off Agreements in an amount not to exceed $5,000,000.

(d)           If the Company fails to pay the Company Termination Fee as required pursuant to this Section 7.6, when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  In addition, if the Company fails to pay such fee when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. Notwithstanding anything to the contrary in this Agreement, if the Company Termination Fee is required to be paid as a result of a termination of this Agreement, then, except in the case of (x) willful breach of this Agreement or (y) fraud, Parent’s right to receive payment of the Company Termination Fee pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent, Merger Sub and their respective Affiliates, if applicable, for (A) the Damages suffered as a result of the failure of the Merger to be consummated and (B) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee in accordance with this Section 7.6, none of the Company or any of its Affiliates, respective current or former shareholders, directors, officers, employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  Parent and the Company acknowledge that the fees and the other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1             Certain Definitions.  For purposes of this Agreement:

(a)           “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(b)           “Applicable Exchange” means the New York Stock Exchange.

(c)           “Authorized Control Level” means, with respect to any Person, an amount of risk-based capital that is equal to the “Authorized Control Level RBC” of such Person, as such term is defined in Section 221.1-A of Article V-A of the Insurance Department Act.

(d)           “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.

(e)           “Company Indebtedness” means, with respect to the Company and its Subsidiaries as of the close of business on the day immediately prior to the Effective Time, the outstanding principal amount of, accrued and unpaid interest thereon and any other amounts due and payable (including, in the case of clauses (iii) and (iv) below, any termination payments or breakage costs to be incurred in connection with the repayment of such indebtedness at the Closing) pursuant to each of (i) the Credit Agreement, dated as of September 18, 2007, among the Company and the lender parties thereto, as amended by the First Amendment to Credit Agreement, dated as of November 9, 2009, by and among the Company, the Lenders party thereto and Bank of America, N.A. as administrative agent for the Lenders and as further amended by the

Second Amendment to Credit Agreement, dated as of July 27, 2010, by and among the Company, certain lenders party thereto and Bank of America, N.A., as administrative agent, (ii) the Indentures (A) dated as of May 15, 2003, among the Company, as Issuer, and US. Bank National Association, as Trustee, for Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2033, (B) dated as of May 22, 2003, among the Company, as Issuer, and Wilmington Trust Company, as Trustee, for Floating Rate Junior Subordinated Debt Securities Due 2033, (C) dated as of October 29, 2003, among the Company, as Issuer, and U.S. Bank National Association, as Trustee, for Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2033, (D) dated as of March 27, 2003, among the Company, as Issuer, and Wells Fargo Bank National Association, as Trustee, for Junior Subordinated Debt Securities Due 2033 and (E) dated as of March 22, 2007, among the Company, as Issuer, and Wilmington Trust Company, as Trustee, for Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2037, (iii) the Interest Rate Swap Agreement (2002 ISDA Master Agreement), dated November 30, 2007, between the Company and Citibank, N.A., (iv) the Interest Rate Swap Agreement (ISDA Master Agreement), dated September 18, 2007, between the Company and Calyon and (v) any indebtedness incurred pursuant to Section 5.1(h) (which, for the avoidance of doubt, shall not include any incurrence of indebtedness by Newco or any of its Subsidiaries prior to the Effective Time in accordance with the Separation Agreement).

(f)            “Company Material Adverse Effect” means a material adverse effect (i) on the ability of the Company to consummate the transactions contemplated by this Agreement or the ability of the Company and its Subsidiaries to consummate the transactions contemplated by the Split-Off Agreements or (ii) on the business, assets, results of operations or financial condition of the Medicare Part D Business, taken as a whole; provided that the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from (A) conditions (economic, political, regulatory or otherwise) generally affecting the industries in which the Medicare Part D Business operates, (B) the United States or foreign economic, financial or geopolitical conditions or events in general, (C) changes or conditions in the financial, debt, credit or capital markets, (D) changes or proposed changes in Law, or standards or interpretations thereof, including changes in Healthcare Laws or CMS written interpretation and guidance affecting the industries in which the Company and its Subsidiaries operate or the introduction or enactment of legislation or the proposal or adoption of any rule or regulation affecting Medicare pricing, reimbursement, competitive bidding or other aspects of the healthcare insurance industry, (E) the American Recovery and Reinvestment Act, (F) the Patient Protection and Affordable Care Act, (G) changes or proposed changes in GAAP or other accounting principles or requirements, or standards or interpretations thereof, (H) changes in interest rates, (I) taking any actions contemplated by this Agreement or failure to take any actions prohibited by this Agreement, including compliance by the Company and its Subsidiaries with the terms of this Agreement, (J) any decline in the market price, or change in trading volume, of the Common Stock, any decrease of the ratings or ratings outlook for the Company by any of the Rating Agencies and the consequences of any such ratings or outlook decrease, or the failure of the Company to meet any projections, forecasts, budgets, estimates or operational metrics (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (K) escalation or outbreak of hostilities, acts of terrorism or military conflicts, (L) the entry into, or any announcement or disclosure of, this Agreement or the transactions contemplated by this Agreement, including any effects related to the identity of Parent and any loss of a material customer, supplier, employee or CMS contract as a result of the identity of Parent (provided that the exception in this clause (L) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.3 and Section 3.5), (M) any actions taken by, or at the request of, Parent or its Affiliates after the date of this Agreement and on or before the Closing Date that relate to, or affect, the Medicare Part D Business, (N) any seasonality associated with the earnings of the Medicare Part D Business generally consistent with the financial results for such business for the year ended December 31, 2010, (O) the results of the Medicare Part D bid process for the 2012 plan year (except to the extent that such results are affected by any administrative action or sanction applicable to the Company or any of its Subsidiaries or any breach or violation of Health Care Laws by the Company or any of its Subsidiaries) or (P) the matters set forth in Section 8.1(d) of the Company Disclosure Letter, except, in the case of clauses (A) through (H), to the extent (and only to the extent) that the Medicare Part D Business is materially disproportionately affected thereby (relative to other similarly situated participants in the industries in which the Medicare Part D Business operates but only with respect of such participation (i.e., disregarding any other operations of such participants)).

(g)           “Consent Expenses” means any fees, costs and expenses or payments payable in connection with the receipt of any consents, approvals or authorizations of any Governmental Authority obtained by Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement (including pursuant to Section 5.9).

(h)           “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement.

(i)            “Damages” means any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities.

(j)            “Earned Performance Shares” means (i) in the case of each Performance Share granted in 2010, all such Performance Shares and (ii) in the case of each Performance Share granted in 2009, the number of Performance Shares earned, as determined by the Compensation Committee of the Company Board (as in effect immediately prior to the Effective Time), but in any event no more than 150% of such Performance Shares granted in 2009.

(k)           “Environmental Laws” means all Laws relating to (i) pollution, contamination, protection of the (indoor or outdoor) environment or health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Substances.

(l)            “Governmental Authority” means: (i) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; (iii) any political subdivision of any of the foregoing and (iv) any Medicare or Medicaid contractor or intermediary.

(m)          “Hazardous Substances” means all toxic substances, radioactive substances, hazardous substances, dangerous materials, pollutants, contaminants, chemicals or  wastes, including petroleum, petroleum derivatives and by products, hydrocarbons, mold, polychlorinated biphenyls, asbestos-containing materials, and mold.

(n)           “Health Care Laws” means all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, the Medicare Program Laws and Laws relating to Medicaid programs; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and any similar state laws; (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third-party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans or otherwise related to insurance fraud; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) the Health Insurance Portability and Accountability Act of 1996, as amended; (vii) any Laws governing the privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective Members including the Health Information Technology for Economic and Clinical Health Act; (viii) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs); (ix) the Medicare Program Laws; and (x) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations adopted thereunder.

(o)           “Insurance Department Act” means the Pennsylvania Insurance Department Act of 1921 as in effect on December 31, 2010 (40 P.S. §et. seq.)

(p)           “Intellectual Property” means any and all (i) inventions, patents and patent applications; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers (including all registrations and applications for registration), and all goodwill associated with any of the foregoing; (iii) copyrights (including all registrations and applications for registration), original works of authorship; (iv) trade secrets, including confidential and proprietary information and know-how; (v) other intellectual property rights in any and all jurisdictions throughout the world; and (vi) rights to sue and recover and retain damages, costs and attorneys’ fees for the past, present and future infringement, misappropriation or other violation of any of the foregoing.

(q)           “IT Assets” means the computers, computer software firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case used or held for use by the Part D Entities in connection with the Medicare Part D Business.

(r)            “Investment Assets” means certificates of deposit, banker’s acceptances, bonds, notes, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, reorganization certificates or subscriptions or investment contracts.

(s)           “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 8.1(s) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.

(t)            “Law” means any law, statute, ordinance, code, regulation, rule, the common law or other requirement of any Governmental Authority, and any Orders, including Health Care Laws.

(u)           “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(v)           “Medicare Part D Business” means the Company’s and its Subsidiaries’ business of (i) establishing, underwriting, selling, administering and/or maintaining Medicare Part D prescription drug plans throughout the United States and certain United States territories and (ii) operating as a pharmacy benefit manager servicing Members in such prescription drug benefit plans and in the Company’s and its Subsidiaries’ Medicare Advantage plans offering a Medicare Part D benefit.

(w)          “Medicare Program Laws” means Title XVIII of the Social Security Act, as amended, as well as any final rules and final regulations adopted pursuant to such Acts and any written directives, instructions, guidelines, bulletins, manuals, requirements, policies and standards issued by a Governmental Authority.

(x)            “Member(s)” means any individual who is properly enrolled in a MA Plan offered by the Company or any of its Subsidiaries.

(y)           “Non-Medicare Part D Business” means the business of the Company and its Subsidiaries now or formerly conducted by the Company or its Subsidiaries, other than the Medicare Part D Business.

(z)            “Novation Allocation Amount” means the amount listed on Section 8.1(z) of the Company Disclosure Letter.

(aa)         “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determinations of any Governmental Authority.

(bb)         “Outstanding Common Shares” means the sum of (i) the number of shares of Common Stock outstanding (other than any Excluded Shares), plus (ii) the number of shares of Common Stock into which shares of Series A Preferred Stock are convertible in the Split-Off and the Merger, determined in each case as of immediately prior to the Effective Time.

(cc)         “Parent Material Adverse Effect” means a material adverse effect (i) on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the ability of the Parent and its Subsidiaries to consummate the transactions contemplated by the Split-Off Agreements or (ii) solely for the purposes of Section 5.9(e), on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that the term “Parent Material Adverse Effect” shall not include any such effect relating to or arising from (A) conditions (economic, political, regulatory or otherwise) generally affecting the industries in which Parent and its Subsidiaries operate, (B) the United States or foreign economic, financial or geopolitical conditions or events in general, (C) changes or conditions in the financial, debt, credit or capital markets, (D) changes or proposed changes in Law, or standards or interpretations thereof, including changes in Healthcare Laws or CMS written interpretation and guidance affecting the industries in which Parent and its Subsidiaries operate or the introduction or enactment of legislation or the proposal or adoption of any rule or regulation affecting Medicare pricing, reimbursement, competitive bidding or other aspects of the healthcare insurance industry, (E) the American Recovery and Reinvestment Act, (F) the Patient Protection and Affordable Care Act, (G) changes or proposed changes in GAAP or other accounting principles or requirements, or standards or interpretations thereof, (H) changes in interest rates, (I) any decline in the market price, or change in trading volume, of the capital stock of Parent, any decrease of the ratings or ratings outlook for Parent by any applicable rating agencies and the consequences of any such ratings or outlook decrease, or the failure of Parent to meet any projections, forecasts, budgets, estimates or operational metrics (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Parent Material Adverse

Effect, be taken into account in determining whether a Parent Material Adverse Effect has occurred) or (J) any seasonality associated with the earnings of Parent’s existing Medicare Part D prescription drug business generally consistent with the financial results for such business for the year ended December 31, 2010, except, in the case of clauses (A) through (H), to the extent (but only to the extent) that Parent and its Subsidiaries are materially disproportionately affected thereby (relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate but only with respect of such participation (i.e., disregarding any other operations of such participants)).

(dd)         “Penn Life” means Pennsylvania Life Insurance Company, a Pennsylvania corporation.

(ee)         “Per Share Merger Consideration” means an amount equal to the quotient (rounded to the nearest cent) of (A)(i) the Purchase Price Amount plus (ii) the Statutory Capital Excess Amount, if any, minus (iii) the Closing Date Indebtedness Amount, minus (iv) the Novation Allocation Amount, minus (v) the Statutory Capital Deficit Amount, if any, divided by (B) the number of Outstanding Common Shares.

(ff)           “Permitted Liens” shall mean (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, (iii) zoning, entitlement, building and other land use Liens applicable to real property which are not violated by the current use, occupancy or operation of such real property, (iv) covenants, conditions, restrictions, easements and other non-monetary Liens affecting title to any real property which would do not materially impair the value, current use, occupancy or operation of such real property, (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vi) Liens on goods in transit incurred pursuant to documentary letters of credit and (vii) such other Liens that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(gg)         “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(hh)         “Providers” means any all physicians, physician or medical groups, Independent Practice Associations, Preferred Provider Organizations, exclusive provider organizations, specialist physicians, dentists, optometrists, audiologists, pharmacies and pharmacists, radiologists or radiology centers, laboratories, mental health professionals, chiropractors, physical therapists, any hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, opticians, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied medical, health or wellness professional or facility.

(ii)           “Purchase Price Amount” means One Billion and Two Hundred and Fifty Million Dollars ($1,250,000,000.00).

(jj)           “Rating Agencies” means Standard & Poor’s Ratings Service and A.M. Best Company.

(kk)         “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person.

(ll)           “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of two-thirds of the outstanding shares of Common Stock as of the record date for the Company Shareholders Meeting.

(mm)       “Separation” has the meaning given to such term in the Separation Agreement.

(nn)         “Split-Off Agreements” mean the Separation Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Reinsurance Agreement, the Novation Agreement and the PBM Agreement.

(oo)         “Statutory Capital” means with respect to any Person, an amount equal to the “Total Adjusted Capital” of such Person, as filed with the Insurance Department of the State of Pennsylvania in accordance with Section 221.1-A of Article V-A of the Insurance Department Act.

(pp)         “Statutory Capital Deficit Amount” means the amount, if any, by which 200% of the Authorized Control Level Amount exceeds the Statutory Capital 12/31 Amount.

(qq)         “Statutory Capital Excess Amount” means the amount, if any, by which the Statutory Capital 12/31 Amount exceeds 200% of the Authorized Control Level Amount.

(rr)           “Stockholders Agreement” means the Stockholders’ Agreement, dated of as September 21, 2007, among the Company and the stockholders listed on the signature pages thereto.

(ss)         “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(tt)           “Superior Proposal” means a bona fide, unsolicited written Takeover Proposal for at least a majority of the outstanding shares of Common Stock or all or substantially all of the consolidated assets of the Company and its subsidiaries or the Medicare Part D Business on terms which the Company Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all of the terms and conditions of such Takeover Proposal, including, if deemed relevant by the Company Board, any break-up fees, financing arrangements, expense reimbursement provisions and conditions to consummation, are more favorable to the shareholders of the Company (in their capacity as such) than those contemplated by this Agreement.

(uu)         “Takeover Proposal” means, any proposal, offer or indication of interest relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 15% or more of the assets of (x) the Company and its Subsidiaries, taken as a whole, (y) the Part D Entities, or (z) the Non-Medicare Part D Business; (ii) a direct or indirect sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 15% or more of the assets of (x) the Company and its Subsidiaries, taken as a whole, (y) the Part D Entities, or (z) the Non-Medicare Part D Business; (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) through (iv), in each case other than the transactions contemplated by this Agreement.

(vv)         “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(ww)       “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, withholdings, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

(xx)          “Transaction Expenses” means, as to any Person, any fees, costs and expenses incurred by such Person, in each case in connection with the

Separation, the Split-Off, the Merger and the transactions contemplated by this Agreement or the Split-Off Agreements (whether incurred prior to or after the date of this Agreement and whether paid or not paid prior to the Effective Time), including: (a) any brokerage fees, costs and expenses, commissions, finders’ fees, costs and expenses or financial advisory fees, costs and expenses; and (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers; provided that Transaction Expenses shall not include (i) any Consent Expenses, (ii) any Transaction Litigation Expenses or (iii)  any Taxes, including Transfer Taxes, arising or in connection with the Separation.

(yy)         “Transaction Litigation Expenses” means any fees, costs and expenses and all other Liabilities and Damages relating to any Shareholder Litigation, including any judgments, settlements or other Liabilities arising out of such Shareholder Litigation.

(zz)          “Transfer Taxes” shall have the meaning given to such term in the Tax Matters Agreement.

Section 8.2             Interpretation.  Unless the express context otherwise requires:

(a)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)           the terms “Dollars” and “$” mean U.S. dollars;

(d)           references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)           wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)            references herein to any gender shall include each other gender;

(g)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)           references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)            with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(j)            the word “or” shall be disjunctive but not exclusive;

(k)           references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)            references herein to any Contract mean such Contract as amended, supplemented or modified (including by any waiver) in accordance with the terms thereof;

(m)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(n)           if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

Section 8.3             No Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4             Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Law of the State of New York, without regard to conflict of law principles thereof.

Section 8.5             Submission to Jurisdiction; Service.  Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States District Court for the Southern District of New York or any New York State Court sitting in New York City, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than the aforesaid courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6             WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7             Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

CVS Caremark Corporation
1 CVS Drive
Woonsocket, Rhode Island 02895

Attention:	Douglas Sgarro
Facsimile:	(401) 770-5415

E-Mail Address: dasgarro@cvs.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York  10017

Attention:	Louis Goldberg
Facsimile:	212-701-5539

E-Mail Address: louis.goldberg@davispolk.com

If to the Company, to:

Universal American Corp.

6 International Drive
Rye Brook, New York 10573-1068
Attention:  Tony Wolk
Facsimile:  (914) 934-2949
E-Mail Address: twolk@universalamerican.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:  Robert B. Schumer

Ariel J. Deckelbaum

Facsimile:  (212) 757-3990
E-Mail Address:  rschumer@paulweiss.com

ajdeckelbaum@paulweiss.com

All such notices or communications shall be deemed to have been delivered and received:  (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh (7th) Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof.

Section 8.8             Amendment.  This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further shareholder approval under applicable Law after shareholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.  Notwithstanding the foregoing, at any time prior to the Requisite Company Vote, the Company may, in its sole discretion, unilaterally change the Newco Exchange Ratio with, if necessary, approval of the Company Board.

Section 8.9             Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.10           Entire Agreement.  This Agreement (and the exhibits hereto), the Split-Off Agreements, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and the Split-Off Agreements and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  Without limiting the generality of Section 4.12, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.11           No Third-Party Beneficiaries.  Except for (a) the right to receive the Per Share Merger Consideration (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock and Preferred Stock as of the Effective Time), (b) for the provisions of Section 5.18 (which, from and after the Effective Time, shall be for the benefit of Newco) and (c) the rights of Covered Persons under Section 5.24, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.12           Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.13           Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Subject to and without limiting the introductory language to Articles III and IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.14           Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part to one or more Subsidiaries of Parent and, after the Effective Time, to any Person; provided that no such transfer or assignment shall relieve Parent or Merger Sub of its obligations hereunder.  Any purported assignment in violation of the foregoing shall be void.

Section 8.15           Remedies.  Any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.16           Specific Performance.  The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or any New York State Court sitting in New York City, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

Section 8.17           Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

Section 8.18           Merger Sub.

(a)           At the Company’s request no later than five (5) Business Days before the Closing Date, Parent shall file (or cause Merger Sub to file) an election with the U.S. Internal Revenue Services (“IRS”) on Form 8832 (or successor form) electing to treat Merger Sub as a corporation for U.S. federal income tax purposes, which election shall be effective at least one Business Day before the Closing Date.

(b)           During the period from the date of this Agreement to the Closing Date, Company and its Subsidiaries shall (x) prepare, in the ordinary course of business and consistent with Current Practices (as defined in the Tax Matters Agreement), and timely file all Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”) and (y) consult with Parent with respect to all material Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed; provided that the financial information used by Newco in the preparation of each such Post-Signing Return shall be based on information prepared in accordance with either (A) GAAP applied on a consistent basis or (B) statutory principles, as applicable; provided, further, that the filing of such Post-Signing Return shall not result in the Company being required to establish or increase a FASB Interpretation No. 48 (“FIN 48”) reserve that would, taken together with all other FIN 48 reserves established or increased pursuant to this section and Sections 2.1(a)(i), 2.3(e) and 2.4(a) of the Tax Matters Agreement, be in excess of seven million five hundred thousand dollars ($7,500,000).

(c)           If, at any time prior to the Effective Time, the Company shall determine that Merger Sub being a limited liability company instead of a corporation adversely affects in any material respect or materially delays the parties’ ability to effect the Merger then, at the Company’s request, upon no fewer than five (5) Business Days notice (which notice shall be given no later than five (5) Business Days before the Closing Date), Parent shall cause Merger Sub to convert to a corporation as promptly as practicable and the parties shall amend this Agreement to reflect such conversion.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

CVS CAREMARK CORPORATION

By:	/s/ David M. Denton
Name: David M. Denton
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

ULYSSES MERGER SUB, L.L.C.

By:	/s/ Thomas S. Moffatt
Name: Thomas S. Moffatt
Title: President

[Signature Page to Agreement and Plan of Merger]

UNIVERSAL AMERICAN CORP.

By:	/s/ Richard A. Barasch
Name: Richard A. Barasch
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]